     As filed with the Securities and Exchange Commission on May 28, 1999.

                                                      Registration No. 333-70231

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                AMENDMENT NO. 3

                                      TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                -----------------
                             SUNCOAST BANCORP, INC.
           (Name of Small Business Issuer as specified in its charter)

            FLORIDA                               6712                                 65-0827141
(State or other jurisdiction of       (Primary Standard Industrial                 (I.R.S. Employer
incorporation or organization)            Classification Code)                  Identification Number)

     5922 CATTLEMEN ROAD, SUITE 202, SARASOTA, FLORIDA 34232 (941) 954-5315
         (Address and telephone number of principal place of business)
         8592 POTTER PARK DRIVE, SARASOTA, FLORIDA 34238 (941) 954-5315
(Address of principal place of business or intended principal place of business)

                                JOHN T. STAFFORD
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SUNCOAST BANCORP, INC.
             5922 CATTLEMEN ROAD, SUITE 202, SARASOTA, FLORIDA 34232
            (Name, address and telephone number of agent for service)

                                    Copy to:

 JOHN P. GREELEY, ESQUIRE                          RICHARD A. DENMON, ESQUIRE
SMITH, MACKINNON, GREELEY,                       CARLTON, FIELDS, WARD, EMMANUEL
  BOWDOIN & EDWARDS, P.A.                              SMITH & CUTLER, P.A.
  255 SOUTH ORANGE AVENUE                               ONE HARBOUR PLACE
         SUITE 800                               777 SOUTH HARBOUR ISLAND BLVD.
  ORLANDO, FLORIDA 32801                           TAMPA, FLORIDA 33602-5799
      (407) 843-7300                                    (813) 223-7000
 FACSIMILE (407) 843-2448                           FACSIMILE (813) 229-4133

                                   ----------

         APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]_____________________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]______________

                                -----------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION DATED MAY 28, 1999



PROSPECTUS

                                    700,000

                             SUNCOAST BANCORP, INC.
            (A PROPOSED HOLDING COMPANY FOR SUNCOAST NATIONAL BANK)

                         (SUNCOAST NATIONAL BANK LOGO)

                                 COMMON SHARES

     This is an initial public offering by Suncoast Bancorp, Inc. of its common shares. Suncoast Bancorp, Inc. is organizing to be the sole shareholder of Suncoast National Bank. This is a firm commitment underwriting. We expect that quotations for the common shares will be reported on the Nasdaq OTC Bulletin Board under the symbol "SUNB."

     AN INVESTMENT IN THE COMMON SHARES IS SPECULATIVE AND INVOLVES RISKS, INCLUDING THOSE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     The common shares offered are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                   PER SHARE              TOTAL
------------------------------------------------------------------------------------------------------
Public Price................................................        $10.00             $7,000,000
------------------------------------------------------------------------------------------------------
Underwriting Discounts......................................        $  .62              $ 430,000
------------------------------------------------------------------------------------------------------
Proceeds to Suncoast Bancorp, Inc. before expenses..........        $ 9.38             $6,570,000
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

     Suncoast Bancorp will be charged an underwriting discount of $0.70 per share. However, Ashtin Kelly & Co. has agreed to charge Suncoast Bancorp a reduced underwriter discount of $0.30 per share for sales made to certain investors identified by Suncoast Bancorp to Ashtin Kelly & Co. This reduced rate is limited to a total of 150,000 shares sold in this offering. The underwriting discounts set forth in the table above reflect the blended rate based on the assumption that 150,000 shares are sold at the reduced underwriting discount.

     Ashtin Kelly & Co. has the right to purchase up to an additional 105,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                               ASHTIN KELLY & CO.


                  THE DATE OF THIS PROSPECTUS IS MAY   , 1999

[INSERT A MAP OF THE STATE OF FLORIDA, WITH AN EXCERPT HIGHLIGHTING SUNCOAST NATIONAL BANK'S LOCATION IN SARASOTA COUNTY].

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

Prospectus Summary................................................................................................1
Risk Factors......................................................................................................3
Forward-Looking Statements.......................................................................................10
Recent Developments .............................................................................................11
Use of Proceeds..................................................................................................11
Dividend Policy..................................................................................................12
Capitalization...................................................................................................14
Management's Discussion and Analysis or Plan of Operation........................................................14
Business.........................................................................................................15
Management.......................................................................................................24
Certain Relationships and Related Transactions...................................................................32
Security Ownership of Management and Certain Beneficial Owners...................................................33
Supervision and Regulation.......................................................................................34
Description of Capital Stock.....................................................................................40
Shares Eligible for Future Sale..................................................................................42
Underwriting.....................................................................................................43
Legal Opinions...................................................................................................45
Experts..........................................................................................................45
Additional Information...........................................................................................45
Index to Financial Statements...................................................................................F-1

                                     SUMMARY

         The following is a summary of information provided in this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read this entire document carefully. References in this document to "we," "us," and "our" refer to Suncoast Bancorp, Inc.

SUNCOAST BANCORP AND SUNCOAST NATIONAL BANK

         We are organizing as a bank holding company to own all of the capital stock of Suncoast National Bank. Suncoast National Bank is organizing as a national bank. Suncoast National Bank will offer a full range of commercial and consumer banking services in Sarasota County. We are applying to the bank regulatory agencies to become a bank holding company and to open Suncoast National Bank. If these applications are approved, we intend to start business in the second quarter of 1999. We are not an operating company and we have not engaged in any significant business operations to date. We expect Suncoast Bancorp and Suncoast National Bank to incur a substantial loss in the initial years of operation. We currently maintain our office at 5922 Cattlemen Road, Suite 202, Sarasota, Florida 34232. Our phone number is (941) 954-5315.

PURPOSE OF THE OFFERING

         The purpose of the offering is to raise capital so that we can commence operation as a bank holding company and Suncoast National Bank can open for business. For additional information as to how we will use the proceeds of the offering, see "Use of Proceeds" (page 11).

STRATEGY

         We intend to operate a bank providing value to customers by delivering products and services that meet their needs. We believe that Suncoast National Bank can attract customers who prefer to conduct business with a bank that is managed by local residents and has an active interest in their business. We intend to have an experienced staff providing personal service and high-quality products. We intend to have service providers affording customers with convenient electronic access to their accounts. We also will offer other bank products through debit cards, voice response and home banking. We believe that this will allow Suncoast National Bank to use current technology while minimizing the cost of delivery. We believe this business will appeal to customers who have been receiving banking services in the depersonalized environment of our larger banking competitors.

MARKET AREA

         Our market area will be the southern part of Sarasota, Florida. Our extended market area will encompass all of Sarasota County. The economy in this area is represented by the construction, real estate, retail trade, personal services, tourism, health care, government and agricultural industries.

BANK PREMISES

         We have signed an agreement to lease a building located at 8592 Potter Park Drive, Sarasota, Florida 34238. This site is located near the intersection of U.S. 41 and Central Sarasota Parkway, a major intersection in Sarasota. Commercial and industrial properties and residential communities are located around the proposed site. The Suncoast National Bank building will consist of approximately 4,000 square feet of office space. It has four inside teller stations, three customer service platform stations, two drive-through lanes, and a walk-up and night depository ATM lane. We anticipate occupying the building during the second quarter of 1999.

MANAGEMENT

         We have assembled an experienced senior management team and board of directors. These people have a shared vision and commitment to the success of Suncoast National Bank. Several of our directors and officers have significant banking experience, including banking experience in Sarasota County. John T. Stafford, our President and Chief Executive Officer, has 27 years of banking experience. Most recently, he was President and Chief Executive Officer of The Commercial Bank in Douglasville, Georgia and Chairman, President and Chief Executive Officer of C&S Bank, Sarasota, Florida. William F. Gnerre, our Executive Vice President and Senior Loan Officer, has over 30 years of banking experience. He recently served as Executive Vice President/Senior Credit
Officer of The Commercial Bank, Douglasville, Georgia. He also served in various capacities with National Bank of Sarasota, including as Senior Vice President and Regional Senior Credit Officer. We also intend to hire two additional experienced officers to serve as Vice Presidents of Suncoast National Bank, supervising the areas of accounting and lending.

         All of our directors are business people who have lived in Sarasota County for many years. They also have significant business interests in the community. We believe their long-standing ties to the community, combined with their business and banking experience, will provide Suncoast National Bank with the unique ability to understand the needs of the market area.

MINIMUM AND MAXIMUM SHARE PURCHASE AMOUNTS AND OFFERING QUESTIONS

         The minimum number of shares that you may purchase in this offering is 250 shares or $2,500. The maximum number of shares that may be purchased in this offering by any person or persons ordering through a single account, or for any group of persons buying together, is 35,000 shares or $350,000. We may decrease or increase the maximum purchase limitation without notifying you.

         Ashtin Kelly & Co. is the underwriter for this offering. If you have any questions you should contact: Ashtin Kelly & Co., 400 Fifth Avenue South, Naples, Florida 34102, telephone: (941) 435-3888.

                                  RISK FACTORS

         An investment in the common shares is speculative, involves a high degree of risk and should be considered only by persons who can afford to lose their entire investment. The following paragraphs describe the principal factors which we believe may make an investment in the common shares speculative or one of high risk. Also, these are not all of the risks of buying the common shares. You should also carefully read the cautionary statement following the Risk Factors regarding the use of forward-looking statements.

WE HAVE NO OPERATING HISTORY UPON WHICH TO BASE AN ESTIMATE OF OUR FUTURE EARNING PROSPECTS

         We and Suncoast National Bank are subject to all the risks typically encountered by new businesses and, specifically, to those of operating a new bank. We and Suncoast National Bank are not yet conducting any business operations. Thus, we have no operating history on which to base any estimate of our future earnings prospects. Suncoast National Bank, which will be our sole subsidiary, is organizing and will not receive final approval from banking regulators to begin operations until after this offering is completed. Accordingly, in deciding whether to buy the common shares, you do not have access to historical information that would otherwise be available in purchasing shares of financial institutions that are conducting business.

WE ANTICIPATE LOSSES DURING OUR INITIAL YEARS OF OPERATIONS

         Typically, most new banks incur substantial start-up expenses, are not profitable the first year of operation and, in some cases, are not profitable for several years. We expect to incur operating losses in our first few years and we will not be profitable if Suncoast National Bank is not profitable. There is no assurance that Suncoast National Bank will be profitable. If Suncoast National Bank is ultimately unsuccessful, you may not recover all or any part of your investment in the common shares. In its early years of operations, Suncoast National Bank will face increased risk of potential loan losses and increased possibility that the money reserved for such losses may not be adequate. This increased risk exists because all of Suncoast National Bank's initial loans will be unseasoned new loans to new borrowers. It will take several years to determine the borrower's payment histories. As a result, management will not be able to evaluate the quality of Suncoast National Bank's loan portfolio until that time. Consequently, in Suncoast National Bancorp's early years, both you and management will have difficulty evaluating the adequacy of Suncoast National Bank's underwriting procedures and its loan loss reserve policies.

YOU COULD LOSE A PORTION OF YOUR INVESTMENT IF WE FAIL TO COMMENCE OPERATIONS


         We anticipate Suncoast National Bank will commence its operations in the second quarter of 1999. There is no assurance that Suncoast National Bank will open during that time. If we do not commence operations, then we will need to liquidate. If we liquidate, it is unlikely we will recover our full investment in furniture, fixtures and equipment. Thus, if we liquidate before we start business or become profitable, you would likely realize substantially less than the $10.00 per share price that you paid for the common shares. Our accumulated deficit was $128,333 at March 31, 1999 and approximately $156,000 at April 30, 1999. We will continue to incur pre-opening expenses until Suncoast National Bank opens. If the opening of Suncoast National Bank is delayed, the pre-opening expenses will increase and Suncoast National Bank's ability to develop business and income will be delayed. After the closing of this offering and before Suncoast National Bank starts business, the offering proceeds will be available to pay general operating expenses and our organizational and pre-opening expenses and those of Suncoast National Bank. The offering proceeds may be subject to claims of our creditors and those of Suncoast National Bank. We intend to use approximately $325,000 of the net proceeds to repay a portion of the bank line of credit used to pay for organizational and pre-opening expenses, and $100,000 of the net proceeds to repay a portion of the line of credit used to pay for leasehold improvements, furniture, fixtures and equipment of Suncoast National Bank. The total line of credit to be repaid is anticipated to be $425,000. We expect to incur $318,249 for general operating expenses through the second quarter of 1999, including payments on the lease for Suncoast National Bank's main facility and for furniture, fixtures, and equipment. Although we expect to receive all regulatory approvals and to begin business in the second quarter of 1999, we cannot assure you as to when, if at all, these events will occur.

WE WILL NEED TO DISSOLVE IF WE DO NOT GET REGULATORY APPROVALS

         We and Suncoast National Bank are applying for all regulatory approvals required to commence operations and anticipate receiving all necessary regulatory approvals in the second quarter of 1999. If we do not receive final regulatory approval, then we will need to dissolve. See "--You could lose a portion of your investment if we fail to commence operations" (page 3). We have received preliminary approval from the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation to open Suncoast National Bank. The closing of this offering is not conditioned on us or Suncoast National Bank receiving final regulatory approvals to commence business. If received, the final regulatory approvals will be subject to several conditions, including:

         - Suncoast National Bank must open with capital of at least $6 million. We propose to satisfy this requirement by using $6.0 million of the proceeds from this offering to invest in Suncoast National Bank.

         - Its capital divided by its total assets must be at least 8% for the first 3 years.

         - We may not incur debt during our first five years without prior approval from the bank regulatory agencies.

         - Suncoast National Bank must not deviate materially from its operating plan submitted to the bank regulatory agencies.

         - The bank regulatory agencies must approve our directors and officers and those of Suncoast National Bank.

         If we sell the common shares, but do not receive final approval to open Suncoast National Bank within 18 months after January 21, 1999, the date of the preliminary approval received from the Office of the Comptroller of the Currency, we will seek shareholder approval to dissolve. If we are dissolved and liquidated, we will distribute to shareholders our net assets remaining after payment or provision for payment of all our claims. Shareholders will receive only a portion of their original investment because part of the proceeds of the offering will have been used to pay all costs incurred by us, including the expenses of the offering, our organizational and pre-opening expenses and those of Suncoast National Bank and claims of creditors. These creditor claims include a bank line of credit for organizational and pre-opening expenses. If we are dissolved after the common shares are sold, it is possible that shareholders will receive only a portion of their investment due to the payment of the foregoing expenses.

OUR SUCCESS DEPENDS ON SUCCESSFULLY IMPLEMENTING OUR BUSINESS STRATEGIES

         If we cannot implement our business strategy, our ability to develop business and serve our customers may be hindered. This could have an adverse effect on our financial performance. Our business plan sets forth the strategy that we intend to use in order to make Suncoast National Bank. This strategy includes hiring and retaining qualified employees who are familiar with the Sarasota market, community involvement, a community based marketing program, and providing personalized quality banking services to customers. If we cannot hire or retain qualified employees or do not otherwise successfully execute our business strategy, our ability to develop business and serve our customers will be hindered. As a startup bank, we may be at a disadvantage in initially attracting employees and customers desiring to work with an established enterprise. Even if we successfully implement our business strategy, it may not have the favorable impact on operations that we anticipate.

WE FACE SIGNIFICANT COMPETITION IN SARASOTA COUNTY WHICH MAY ADVERSELY AFFECT OUR SUCCESS


         Suncoast National Bank will face strong competition for deposits, loans and other services in Sarasota County. Our profitability will depend on our ability to compete successfully. Although banks generally face strong competitive pressures, banks in Sarasota County face increased pressures because of the rapid growth in the local area economy. As one of the fastest growing areas of Florida, there has been an increasing number of out-of-state banks and other financial institutions entering the Sarasota County market. Accordingly, competitors include many Florida and out-of-state banks, thrifts, credit unions and other businesses that offer financial services. Some of the businesses that compete with Suncoast National Bank are not subject to the same amount of regulation as Suncoast National Bank. As of December 1998, approximately 132 branch bank offices, 16 thrift offices and five credit union offices were located in Sarasota County. Most of these competitors have been in business for many years, have established customer bases, are larger, and have substantially higher lending limits than Suncoast National Bank. Many offer services, including trust services, multiple branches and international banking services, that Suncoast National Bank can offer only through correspondents, if at all. In addition, most of these entities have greater capital resources than Suncoast National Bank. This may allow them to price their services at levels more favorable to the customer and to provide larger loans than Suncoast National Bank can provide. See "Business - Competition" (page 19).


WE MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL TO EXPAND SIGNIFICANTLY

         Although we do not believe we will need additional capital during the next 12 months to start and maintain our planned business activities, we will need additional capital above that raised in this offering and generated by Suncoast National Bank's income before we can significantly expand operations. There is no assurance that funds necessary to finance such expansion will be available. The bank regulatory agencies require us and Suncoast National Bank to maintain minimum capital. This also has the effect of constraining future growth, unless we and Suncoast National Bank increase capital. If we sell additional shares in the future to increase capital, the sale could significantly dilute your ownership interest.

EXTENSIVE REGULATIONS MAY LIMIT OUR OPERATIONS AND ABILITY TO COMPETE


         We will be subject to extensive federal and state government supervision and regulation. Federal and state banking laws limit Suncoast National Bank's right to make loans, purchase securities, pay dividends, and many other aspects of its banking business. These and other restrictions limit the manner in which we may conduct our business and obtain financing. Our ability to achieve profitability and to grow could be adversely affected by state and federal banking laws and regulations. These laws are intended primarily to protect Suncoast National Bank's depositors and are not for the benefit of shareholders. In addition, the burdens and restrictions imposed by federal and state banking regulations may place us at a competitive disadvantage compared to competitors who are less regulated. We will compete for business and deposits with securities companies and insurance companies, who can offer more attractive returns and use customer funds for purposes that are not permissible for banking institutions. Future legislation or government policy could adversely affect the banking industry or the operations of Suncoast National Bank. Federal economic and monetary policy may affect Suncoast National Bank's ability to attract deposits, make loans, and achieve satisfactory interest spreads. See "Business - General" (page 15) and "Supervision and Regulation" (page 34).

DEPARTURES OF OUR KEY PERSONNEL OR DIRECTORS MAY IMPAIR OUR OPERATIONS

         We will depend upon the services of John T. Stafford, the President and Chief Executive Officer of Suncoast Bancorp and Suncoast National Bank, and William F. Gnerre, Executive Vice President of Suncoast Bancorp and Suncoast National Bank and Chief Operating Officer and Senior Loan Officer of Suncoast National Bank. Mr. Stafford and Mr. Gnerre are instrumental in our organization and will provide valuable services to Suncoast Bancorp and Suncoast National Bank. Both of these individuals are important to our success and the loss of either of these individuals could adversely affect our operations. When Suncoast National Bank opens, we intend to enter into employment agreements with Mr. Stafford and Mr. Gnerre to help secure their continued service to Suncoast National Bank and Suncoast Bancorp. See "Management" (page 25). Additionally, our directors' community involvement, diverse backgrounds, and extensive local business relationships are important to our success. If the composition of our board of directors changes materially, our growth could be adversely affected. Ultimately, our success will depend on our ability to identify, attract, develop, and retain qualified directors, officers, and other employees. We expect the competition for such individuals to be intense, and there can be no assurance that we will be successful in identifying, attracting, developing, or retaining qualified persons.

OUR LENDING TO SMALL BUSINESSES MAY RESULT IN A CONCENTRATION OF HIGHER RISK COMMERCIAL LOANS

         The risk of borrowers not paying their loans is inherent in commercial banking. Loan defaults may have a material adverse effect on our earnings and overall financial condition as well as the value of the common shares. Although Suncoast National Bank intends to offer a full range of loans to its customers, Suncoast National Bank expects to focus on small-to-medium sized businesses. This may result in a larger concentration by Suncoast National Bank of loans to such businesses, which also carries risk. As a result, Suncoast National Bank may assume greater lending risks than banks which have a lesser concentration of such loans and tend to make loans to larger businesses. The risk of loss is affected by general economic conditions, the type of loan, the borrower's overall ability to repay the loan, and the quality of the collateral, if any, provided for the loan. Some types of loans carry a greater risk of default than other loans. For example, historically commercial loans tend to run a higher risk of default than residential real estate loans. Also, because commercial loans usually involve larger loan balances to single borrowers than other types of loans, Suncoast National Bank's loan portfolio is more likely to have a higher concentration of these loans, the risk of which will be spread over a smaller number of borrowers. We will attempt to minimize Suncoast National Bank's credit risk by carefully monitoring the concentration of its loans within specific industries. However, there is no assurance that this will reduce these lending risks. A significant number of, or dollar amount of, loan defaults and late payments would have an adverse impact on Suncoast National Bank's profitability and the value of the common shares. See "Business - Products and Services" (page 20).

OUR LOW LENDING AMOUNTS MAY LIMIT OUR GROWTH AND ABILITY TO ATTRACT BORROWERS

         Our lower lending limits may discourage potential borrowers who have lending needs that exceed our limits. This could restrict our ability to grow. Suncoast National Bank's initial lending limit to any one borrower will be approximately $767,000. The Board of Directors may establish an "in-house" limit that will be lower than Suncoast National Bank's legal lending limit. The Board may periodically raise or lower the "in-house" limit to comply with sound banking practices and respond to overall economic conditions. Thus, the size of the loans which Suncoast National Bank can offer to customers will be less than the size of loans that most of Suncoast National Bank's competitors are able to offer. Initially, this limit may adversely affect Suncoast National Bank's ability to seek relationships with the area's larger businesses. Suncoast National Bank expects to accommodate loan volumes in excess of its lending limit through the sale of participations in such loans to other banks. There can be no assurance that Suncoast National Bank will be successful in attracting or maintaining customers seeking larger loans. There also is no assurance that Suncoast National Bank will be able to sell portions of these loans on terms favorable to Suncoast National Bank. See "Business" - "Business Strategy" (page
17).

CHANGES IN INTEREST RATES AND ECONOMIC CONDITIONS MAY ADVERSELY AFFECT OUR PROFITABILITY

         The profitability of financial institutions, including Suncoast National Bank, may be adversely affected by changes in economic conditions, real estate values, interest rates, and the policies of the federal government. Suncoast National Bank's profitability also depends on the difference between the amount of interest Suncoast National Bank earns on investments and loans, and the interest it pays on deposits and other liabilities. This difference is referred to as Suncoast National Bank's interest rate spread. Recently, interest rate spreads have narrowed due to changing market conditions and competitive pricing pressure. Any increase or decrease in interest rates could have a material adverse effect on Suncoast National Bank's net interest income, capital and liquidity. Substantially all of Suncoast National Bank's loans will be to businesses and individuals in the Southwest Florida area. Any decline in the economy of this area could have an adverse impact on Suncoast National Bank. Like most banking institutions, Suncoast National Bank's net interest spread and margin will be affected by general economic conditions and other factors which influence interest rates. Suncoast National Bank's assets and liabilities will be affected differently by a given change in interest rates. Thus, an increase or decrease in rates, the length of loan terms, or the mix of adjustable and fixed rate loans in Suncoast National Bank's portfolio could have a positive or negative effect on Suncoast National Bank's net income, capital and liquidity. Changes in interest rates are not predictable or controllable. Negative developments in the economy or Suncoast National Bank's inability to respond to such changes, could adversely affect Suncoast National Bank.

WE NEED TO STAY CURRENT ON TECHNOLOGICAL CHANGES TO COMPETE AND MEET CUSTOMER NEEDS

         The banking industry is undergoing rapid technology changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, effective use of technology increases efficiency and enables banks to reduce costs. Our future success will depend in part on our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technology improvements and highly skilled technical personnel. To be competitive, we may need to spend significant amounts on computer hardware and software, and for technical personnel. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

YEAR 2000 PROBLEMS OF VENDORS AND CUSTOMERS COULD ADVERSELY AFFECT OUR
OPERATIONS

         A great deal of information has been disseminated about the widespread computer problems that may arise in the year 2000. Computer programs that can only distinguish the final two digits of the year entered are expected to read entries for the year 2000 as the year 1900 and compute payment, interest and delinquency, based on the wrong date or are expected to be unable to compute payment, interest or delinquency. If Suncoast National Bank or any of its service providers, correspondents, vendors or customers experiences a disruption in business resulting from a year 2000 problem, the financial condition, results of operations and liquidity of Suncoast National Bank could be adversely affected.

         All our material data processing that could be affected by the year 2000 issue described above will be provided by a third party service bureau. We intend to select a service bureau that will function properly on and after January 1, 2000. Prior to selecting a service bureau, we intend to have that service bureau certify to us that they will be year 2000 compliant. Any delays, mistakes, or failures resulting from the failure of our data processing service provider to be year 2000 compliant could have a significant adverse impact on our financial condition and results of operations. We cannot verify independently that such service bureau or equipment will in fact be year 2000 compliant. Additionally, Suncoast National Bank could be adversely affected by year 2000 problems experienced by others over which it has no control - such as customers, customers' vendors, correspondent banks, service providers, and government agencies. If, for example, a significant borrower experiences a year 2000 problem which negatively affects its operations, such borrower may not be able to maintain its cash flow and could default on its loan. This could lead to loan losses for Suncoast National Bank.


WE DO NOT PLAN TO PAY CASH DIVIDENDS


         We do not anticipate paying any cash dividends on the common shares for the immediately foreseeable future. Our ability to pay dividends also will be largely dependent upon dividends paid by Suncoast National Bank to Suncoast Bancorp. We do not intend that Suncoast National Bank pay dividends during the early years of its operations. No assurance can be given that future earnings of Suncoast National Bank, and any resulting dividends to Suncoast Bancorp, will be sufficient to permit the legal payment of dividends to shareholders at any time in the future. Bank holding companies and national banks are both subject to significant regulatory restrictions on the payment of cash dividends. Even if we may legally declare dividends, the amount and timing of such dividends will be at the discretion of our board of directors. The board may in its sole discretion decide not to declare dividends. In light of the regulatory restrictions and the need for Suncoast National Bank to retain and build capital for growth and expansion, it will be the policy of the board of directors to reinvest earnings for the foreseeable future. See "Dividend Policy" (page 12) and "Supervision and Regulation - Dividends" (page 36).


THE OFFERING PRICE IS ARBITRARILY DETERMINED AND MAY NOT REFLECT THE VALUE OF SHARES

         The initial public offering price of $10.00 per share was determined by negotiations between us and the underwriter of this offering. This price is not based upon earnings or any history of operations and does not bear any relationship to our net worth, book value, or other established valuation measurements. Accordingly, the initial price should not be construed as indicative of the present or anticipated future value of the common shares. If a market for the common shares should develop, the offering price may be greater than the market price.

OUR DIRECTOR CONTROL MAY ADVERSELY AFFECT PREMIUM PAID FOR SHARES


         Our directors and executive officers together may have sufficient voting power to control the outcome of director elections or block a significant transaction that might otherwise be approved by the shareholders. After this offering, we anticipate that our directors and officers collectively will beneficially own at least 150,000 common shares and options to purchase an additional 56,000 common shares at the initial offering price. Each non-employee director and Messrs. Stafford and Gnerre will receive options to purchase 7,000 common shares. Without the exercise of the options, the directors and officers will have control over 21% of the outstanding common shares or 18.6% if the over-allotment option is exercised in full. With the exercise of all of the options, they would control 27.3% of the then-outstanding common shares, or 23.9% if the over-allotment option is exercised in full. As a result, these individuals will be able to exert a significant measure of control over our affairs and policies. This control could be used, for example, to help prevent an acquisition of Suncoast Bancorp. This could preclude shareholders from possibly realizing any premium which may be offered for the common shares by a potential acquirer.


OUR ABILITY TO CONTINUE AS A GOING CONCERN DEPENDS ON COMPTROLLER OF THE CURRENCY APPROVAL AND A SUCCESSFUL OFFERING

         The independent auditors' report on our December 31, 1998 financial statements notes that the financial statements are prepared assuming we will continue as a going concern. Our ability to continue as a going concern depends on our receipt of final approval from the regulatory agencies to open Suncoast National Bank and our successful completion of this offering. If we do not satisfy these two conditions, then we will need to dissolve. See "Risk Factors - We will need to dissolve if we do not get regulatory approvals" (page 4).

ANTI-TAKEOVER LAWS MAY ADVERSELY AFFECT SHARE VALUE

         Under Federal law, a person, entity or group must notify the Federal banking agencies before acquiring 10% or more of the outstanding voting stock of a bank holding company, including our shares. Banking agencies review the acquisition to determine if it will result in a change of control. The banking agencies have 60 days to act on the notice, and take into account several factors, including the resources of the acquirer, the needs of the community, and the antitrust effects of the acquisition. Florida law contains similar provisions which require prior approval before a change of control can be completed. These laws have the effect of deterring unsolicited attempts to acquire control of Suncoast Bancorp. These provisions also could result in Suncoast Bancorp being less attractive to a potential acquirer. Thus, these laws could result in shareholders receiving less for their shares than otherwise might be available in the event of a change in control of Suncoast Bancorp. See "Description of Capital Stock - Anti-Takeover and Indemnification Provisions" (page 41).

AN ACTIVE TRADING MARKET FOR THE COMMON SHARES MAY NOT DEVELOP

         If an active trading market for the common shares does not develop, you may find it difficult to sell your shares. Prior to this offering, there has been no public trading market for the common shares. We are applying to list the common shares for quotation on the Nasdaq OTC Bulletin Board under the symbol "SUNB." The underwriter has told us that it presently intends to assist in identifying firms to make a market in the common shares after this offering, subject to applicable laws and regulatory requirements. This activity is subject to various securities laws and other regulatory requirements. Developing a public trading market depends upon having willing buyers and sellers. This is not within our control or the control of Suncoast National Bank or any market maker. Even with a market maker, an active and liquid market for the common shares may not develop in the foreseeable future, if at all. Even if a market develops, there can be no assurance that a market will continue, or that you will be able to sell your shares at or above the initial public offering price of $10.00 per share. Also, the potential size of a secondary market for the common shares might, at least initially, be limited by the $2,500 minimum investment required in this offering. This requirement may restrict the number of shareholders and make subsequent trading of small numbers of shares less likely. If no trading market develops or is maintained, you may find it difficult to sell your shares. You should carefully consider the potentially illiquid and long-term nature of your investment in the shares.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements", such as statements relating to financial condition and prospects, lending risks, Year 2000 readiness, plans for future business development and marketing activities, capital spending and financing sources, capital structure, the effects of regulation and competition, and the prospective business of both Suncoast Bancorp and Suncoast National Bank. Where used in this prospectus, the words "anticipate", "believe", "estimate", "expect", "intend", and similar words and expressions, as they relate to Suncoast Bancorp or Suncoast National Bank or their respective managements, identify forward-looking statements. Such forward-looking statements reflect the current views of Suncoast Bancorp and are based on information currently available to the management of Suncoast Bancorp and Suncoast National Bank and upon current expectations, estimates, and projections about Suncoast Bancorp and its industry, management's beliefs with respect thereto, and assumptions made by management. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

         - significant increases in competitive pressure in the banking and financial services industries;

         - changes in the interest rate environment which could reduce anticipated or actual margins;

         - changes in political conditions or the legislative or regulatory environment;

         - general economic conditions, either nationally or regionally and especially in southwest Florida, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

         -        changes occurring in business conditions and inflation;

         -        changes in technology;

         -        changes in monetary and tax policies;

         -        changes in the securities markets; and

         - other risks and uncertainties detailed from time to time in the filings of Suncoast Bancorp with the Securities and Exchange Commission.

The most significant of these risks, uncertainties, and other factors are discussed under the heading "Risk Factors," beginning on page 3 of this prospectus, and prospective investors are urged to carefully consider such factors.


                               RECENT DEVELOPMENTS


         As of December 31, 1998, the date of Suncoast Bancorp's most recent audited financial statements, Suncoast Bancorp's accumulated deficit was $85,821. Since December 31, 1998, Suncoast Bancorp has continued to incur pre-opening expenses. Suncoast Bancorp's accumulated deficit was approximately $128,333 as of March 31, 1999 and $156,000 as of April 30, 1999. The additional expenses incurred related principally to legal and professional fees incurred in the regulatory application process and in connection with this offering, salaries, equipment rental and supplies.


                                 USE OF PROCEEDS

         The net proceeds to Suncoast Bancorp from the sale of the 700,000 common shares offered hereby are estimated to be $6,400,000, and $7,376,500 if the underwriter's over-allotment option is exercised in full, after deduction of the underwriting discounts and commissions and estimated offering expenses. The net proceeds have not been reduced by the amount of Suncoast Bancorp's organizational and other operating expenses which were approximately $128,333 as of March 31, 1999 and $156,000 as of April 30, 1999.

         Suncoast Bancorp will use $6.0 million of the net proceeds of this offering to purchase all of the common stock of Suncoast National Bank, providing Suncoast National Bank's initial capitalization. Of the amount contributed to Suncoast National Bank, approximately $455,000 of these funds are expected to be used to construct leasehold improvements and buy necessary furniture, fixtures and equipment for Suncoast National Bank's office, and $100,000 is expected to be used to repay a portion of the line of credit previously used to begin construction of leaseholds and purchase furniture, fixtures and equipment. It is anticipated that the remaining amount will be used by Suncoast National Bank to fund investments in loans and U.S. government and agency securities, federal funds sold, and for payment of Suncoast National Bank's operating expenses.

         After capitalizing Suncoast National Bank as set forth above, the balance of the net proceeds of this offering, that will be retained by Suncoast Bancorp is estimated to be approximately $400,000. Of this amount, approximately $325,000 will be used to repay a portion of the bank line of credit, the proceeds of which were used to pay the expenses of organizing Suncoast Bancorp and Suncoast National Bank. The line of credit is guaranteed by the directors of Suncoast Bancorp and Suncoast National Bank, provides for interest only payments at prime plus 1%, adjustable monthly, and matures on May 1, 1999. The remaining proceeds will initially be invested by Suncoast Bancorp in an overnight repurchase agreement with Suncoast National Bank secured by U.S. Treasury and Agency securities and otherwise will be held by Suncoast Bancorp as working capital for general corporate purposes as well as for possible future capital contributions to Suncoast National Bank to support asset growth. Such uses by Suncoast Bancorp, however, may be subject to change. Suncoast Bancorp believes that the net proceeds of the offering will satisfy Suncoast Bancorp's cash requirements for at least the first 12 month period following the opening of Suncoast National Bank.

         The following table illustrates the intended use by Suncoast Bancorp of the net proceeds of this offering:


                                                                                                 DOLLAR AMOUNT
                                                                                                 -------------

Repay amounts drawn on line of credit for organizational and                                      $   325,000
pre-opening expenses

Contribution to the capital of Suncoast National Bank                                               6,000,000

Working capital                                                                                        75,000
                                                                                                  -----------

Total                                                                                             $ 6,400,000
                                                                                                  ===========


         After Suncoast National Bank receives the necessary regulatory approvals, Suncoast Bancorp will capitalize Suncoast National Bank with a minimum of $6 million. Suncoast National Bank intends to use these proceeds for the following purposes:



                                                                                                 DOLLAR AMOUNT
                                                                                                 -------------

Repay amounts drawn on line of credit for leasehold improvements, furniture,
fixtures and equipment                                                                            $   100,000

Construction of leasehold improvements                                                                175,000

Furniture, fixtures and equipment for Suncoast National Bank's main office                            280,000

Funds to be used for loans to customers, investments and other general
purposes                                                                                            5,445,000
                                                                                                  -----------

Total                                                                                             $ 6,000,000
                                                                                                  ===========


         At present, Suncoast National Bank anticipates that the portion of the $5,445,000 of funds available for loans to customers will be allocated to commercial and commercial real estate loans, residential lending, including residential construction, and to consumer lending, including home equity loans. Suncoast National Bank does not currently know the percentages that will be allocated to each of these lending categories, since Suncoast National Bank has not started operations and the allocation of loans will depend upon existing market conditions and customer demands. In addition, the amounts allocated to these general loan categories may vary from time to time.






                                 DIVIDEND POLICY

         Holders of Suncoast Bancorp's common shares are entitled to receive cash dividends when and if declared by its board of directors out of funds legally available therefor.

         Suncoast Bancorp initially expects that all its and Suncoast National Bank's earnings, if any, will be retained to finance the growth of Suncoast Bancorp and Suncoast National Bank and that no cash dividends will be paid for the foreseeable future. The primary source of dividends to Suncoast Bancorp's shareholders, if any, in the future, will depend primarily on the earnings of Suncoast National Bank and its ability to pay dividends to Suncoast Bancorp, as to which there can be no assurance. Under Federal law, Suncoast National Bank will be restricted as to the maximum amount of dividends it may pay on its common stock. Also, the approval of the Comptroller of the Currency is required for the payment of any dividend if the aggregate amount of all dividends paid by Suncoast National Bank during such calendar year would exceed the sum of:

         - the total net profits of Suncoast National Bank for that year, and

         - the retained net profits of Suncoast National Bank for the previous two years less any required transfer to surplus.

         The Comptroller of the Currency and the Federal Deposit Insurance Corporation ("FDIC") also are authorized to prohibit the payment of dividends by Suncoast National Bank.

         Under federal law and the policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), a bank holding company is required to serve as a source of financial strength to its subsidiary bank and to commit resources to support the bank. Consistent with this requirement, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not pay cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention is to be consistent with the company's needs, asset quality and overall financial condition. For additional information regarding restrictions on payment of dividends, see "Supervision and Regulation
- Dividends."

                                 CAPITALIZATION


         The following table sets forth the capitalization of Suncoast Bancorp as of March 31, 1999, and as adjusted to reflect the sale of the common shares offered hereby at the public offering price of $10.00 per share:




                                                                                         March 31, 1999
                                                                                --------------------------------
                                                                                 ACTUAL      AS ADJUSTED (1) (2)
                                                                                ---------    -------------------

Long-term and short-term debt ........................                          $ 317,124        $       -0-
                                                                                =========        ===========
Shareholders' equity:
Preferred shares; $.01 stated par; 3,000,000 shares
     authorized; no shares issued or outstanding .....                                -0-                -0-
Common shares; $.01 par value, 10,000,000 shares
     authorized; one share issued and outstanding
     700,000 shares as adjusted) (3) .................                                -0-              7,000
Additional paid-in capital ...........................                                  1          6,393,000
Accumulated deficit (4) ..............................                           (128,333)          (128,333)
                                                                                ---------        -----------
Total shareholders' equity ...........................                          $(128,332)       $ 6,271,667
                                                                                =========        ===========



------------------------------------


(1) As adjusted to give effect to the offering and receipt of the net proceeds therefrom.

(2) The amount reflected assumes that the over-allotment option granted to the underwriter is not exercised.

(3) Does not include (a) 42,000 common shares issuable upon exercise of options to be granted to non-employee directors of Suncoast Bancorp, on the basis of 7,000 per non-employee director, upon opening of Suncoast National Bank under the Suncoast Bancorp, Inc. Director Stock Option Plan, and (b)14,000 common shares issuable upon exercise of options to be granted to Messrs. Stafford and Gnerre, on the basis of 7,000 each, upon opening of Suncoast National Bank under the Suncoast Bancorp, Inc. Employee Stock Option Plan. See "Management-Stock Option Plans."


(4) The accumulated deficit is comprised primarily of pre-opening expenses incurred through March 31, 1999, related principally to legal and professional fees incurred in the regulatory application process, creation of the holding company, office occupancy costs and supplies. In addition, William F. Gnerre has been receiving consulting fees since April 1998 and John T. Stafford an automobile allowance from Suncoast Bancorp since July 1998. The accumulated deficit will continue to increase prior to Suncoast National Bank's commencement of operations, and will then increase further as expected initial operating losses are incurred. Additional employees will be hired prior to the opening of Suncoast National Bank and further salary expenses and training costs will be incurred at such time. Additional professional fees will also be incurred in connection with this offering and other corporate matters.



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION


         Suncoast Bancorp is still in a development stage and will remain in that stage until the offering of Suncoast Bancorp's common shares is completed and Suncoast National Bank commences operations. Suncoast Bancorp has funded its start-up and organization costs through a $425,000 bank line of credit, which is guaranteed by the directors of Suncoast Bancorp and Suncoast National Bank. This line of credit will be repaid from the net proceeds of the offering. Suncoast Bancorp believes that the net proceeds of the offering will satisfy Suncoast Bancorp's cash requirements for at least the first 12-month period following the opening of Suncoast National Bank. Accordingly, Suncoast Bancorp does not anticipate that it will be necessary to raise additional funds for the operation of Suncoast Bancorp and Suncoast National Bank during such 12-month period.


         The operations of Suncoast Bancorp from April 1, 1998 through the date of this prospectus have been funded by a line of credit received by the organizers. Its operations will continue to be funded by the line of credit until the offering closes. The total amount available on the line of credit is $425,000, of which approximately $251,188 was outstanding at March 31, 1999. This loan has been guaranteed by the organizers, bears interest at the prime rate plus 1%, is adjustable monthly, and is due on August 10, 1999. From April 1, 1998 to March 31, 1999, the net loss amounted to $128,333. The estimated net loss from April 1, 1998 through June 15, 1999, the anticipated opening date of Suncoast National Bank, is $318,249, which is attributable to the following estimated noninterest expenses:


         Salaries and benefits:                                                         $183,530
         Occupancy expenses                                                               48,090
         Equipment rental, depreciation, office, and maintenance                          22,332
         Other pre-opening expenses                                                       64,297
                                                                                        --------

         Total                                                                          $318,249
                                                                                        ========

         For additional information regarding material expenditures during such period, see "Use of Proceeds." For information regarding the increase in Suncoast National Bank employees following the opening of Suncoast National Bank, see "Business - Employees." For additional information regarding the plan of operations for Suncoast Bancorp and Suncoast National Bank see "Business" and "Management."

                                    BUSINESS

GENERAL

         Suncoast Bancorp was incorporated under the laws of the State of Florida on April 1, 1998 under the name Community Holdings Corporation. It changed its name to Suncoast Bancorp, Inc. on November 20, 1998. Suncoast Bancorp was formed primarily to own all of the common stock of Suncoast National Bank and to serve as a bank holding company under the Bank Holding Company Act of 1956 (the "BHC Act"). Suncoast National Bank is organizing as a national banking association with depository accounts to be insured by the FDIC to the extent permitted by law. Suncoast National Bank intends to offer a full range of commercial and consumer banking services primarily within its market area. The market area includes the southern part of Sarasota County, including the community of Osprey. Suncoast National Bank's extended market area encompasses all of Sarasota County.

         Suncoast Bancorp and Suncoast National Bank have applied for all necessary regulatory approvals. Assuming such regulatory approvals are received and the successful completion of this offering, Suncoast Bancorp and Suncoast National Bank anticipate commencing business in the second quarter of 1999. Suncoast National Bank received Comptroller of the Currency preliminary approval on January 21, 1999, and received preliminary deposit insurance approval from the FDIC on March 5, 1999. Suncoast National Bank intends to commence business as soon as reasonably possible upon completion of the offering and satisfaction of the conditions of its regulatory approvals. See "Risk Factors Extensive Regulations May Limit Our Operations and Ability to Compete." Suncoast Bancorp currently maintains its offices at 5922 Cattlemen Road, Suite 202, Sarasota, Florida 34232. Upon completion of Suncoast National Bank's facility, the address will be 8592 Potter Park Drive, Sarasota, Florida 34238. Suncoast Bancorp anticipates that Suncoast National Bank's facility will be completed in the second quarter of 1999. Suncoast Bancorp's telephone number is (941) 954-5315.
         Suncoast National Bank is being formed by local business persons who have identified the need for a consumer-oriented independent community bank in Sarasota County, Florida to serve its growing population and expanding business base. The liberalization of Federal and State of Florida interstate banking laws in recent years has led to substantial consolidation of the banking industry in Florida and, particularly, the southwest Florida area. Since the early 1990s, several of the area's locally owned or locally managed financial institutions have been acquired by large regional bank holding companies. Members of Suncoast Bancorp's board, all of whom have been participants or observers of the local banking scene for many years, have noticed the need for a locally owned, highly service-oriented banking organization to fill a void created by this consolidation in the banking industry. Specifically, the board believes that the area could greatly benefit from a financial institution whose focus would be to serve the business and personal banking needs of local entrepreneurs and local business owners. The board also believes that this niche is currently being under-served by other banks.

         In the opinion of Suncoast Bancorp's management, this situation has created a favorable opportunity for a new commercial bank with headquarters in the Sarasota area. Management of Suncoast Bancorp believes that such a bank can attract those clients who prefer to conduct business with a locally-managed institution that demonstrates an active interest in their businesses and personal financial affairs. Suncoast Bancorp believes that a locally managed institution will be better able to deliver more timely responses to client requests, provide customized financial products or services addressing out-of-the-ordinary matters and offer the personal attention of senior banking officers. Suncoast National Bank will seek to take advantage of this opportunity by emphasizing in its marketing plan, its local management and its ties and commitment to the local community.

         Suncoast National Bank intends to be a full service commercial bank. Its business will consist of attracting deposits from the general public in its market area and using those deposits, together with funds derived from other sources, to originate a variety of commercial, consumer, and residential real estate loans. While Suncoast National Bank anticipates that its lending activities will include residential real estate and consumer loans, it expects to focus its efforts on lending relationships with small to medium-sized businesses. Suncoast National Bank's focus will be on the smaller commercial customer because management believes that this segment offers the greatest concentration of potential business. Also, the small to mid-sized commercial market segment has historically shown a willingness to borrow and carry larger balances. Finally, Suncoast Bancorp believes that this market segment tends to be more loyal in its banking relationships. Suncoast National Bank intends to offer a full range of deposit services that are typically available at most banking institutions, including personal and business checking accounts, senior checking accounts, interest-bearing checking accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. The transaction accounts and time certificates will be tailored to the market area at rates competitive to those offered in the area. Suncoast National Bank's deposits will be insured up to applicable limits by the FDIC. Suncoast National Bank also intends to offer commercial loans, consumer installment loans, real estate loans, construction loans, second mortgage loans, home equity loans, and lines of credit. Commercial loans will include both secured and unsecured loans for working capital, inventory and receivables, business expansion, acquisition of real estate and improvements, and purchase of machinery and equipment. Consumer loans will include secured and unsecured loans for financing automobiles, boats, home improvements and personal investments. Other services Suncoast National Bank is expected to offer will include official bank checks and money orders, travelers checks, bank by mail, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks, automatic drafts for various accounts, and U.S. Savings Bonds. Suncoast National Bank does not anticipate initially providing fiduciary services. The need for such services, however, will be reviewed periodically for possible future inclusion among Suncoast National Bank's products and services.

         The revenues of Suncoast National Bank will be primarily derived from interest on and fees received in connection with, commercial, real estate, and other loans, from the sales of loans and from interest on and dividends from investment securities and short-term investments. The principal sources of funds for Suncoast National Bank's lending activities will be its deposits, amortization and repayment of loans, sales of loans, and the sale of investment securities. The principal expenses of Suncoast National Bank will be the interest paid on deposits and operating and general administrative expenses.

         As is the case with banking institutions generally, Suncoast National Bank's operations will be materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds.

         Suncoast Bancorp's primary initial focus will be the development of Suncoast National Bank's business from a single office location. In this regard, Suncoast National Bank has applied to establish a courier service for the acceptance of deposits. As warranted, Suncoast Bancorp will consider diversifying its activities over time to include additional services and banking locations. Suncoast Bancorp has no present plans to acquire or establish any operating subsidiaries other than Suncoast National Bank.

BUSINESS STRATEGY

         Suncoast National Bank's strategy will be to operate as a community bank emphasizing prompt, personalized customer service to the individuals and businesses located in Sarasota, Florida and surrounding communities. The community banking focus of Suncoast National Bank will provide customers with locally-based decision makers who are familiar with their customers, their business environment and competitive demands, who are able to quickly evaluate and respond to loan applications, and who have the ability to craft personalized banking solutions to the customers' needs without extensive bureaucratic delays. Management believes that such a bank will appeal to customers who prefer to conduct their banking business with a locally-managed financial institution that demonstrates a genuine interest in their financial affairs and an ability to cater to their financial needs.

         Suncoast National Bank intends to concentrate on the financial services needs of individuals and local businesses. A cornerstone of Suncoast National Bank's business strategy will be to emphasize its local management and its commitment to Suncoast National Bank's market area. John T. Stafford, the President and Chief Executive Officer of Suncoast Bancorp and Suncoast National Bank, has 27 years of experience serving the banking industry, including 17 years in Sarasota County. William F. Gnerre, Executive Vice President of Suncoast Bancorp and Suncoast National Bank and Chief Operating and Senior Loan Officer of Suncoast National Bank also has over 30 years of experience serving the banking industry, including 17 years in Sarasota County. The directors believe that the officers of Suncoast

Bancorp represent a range of business, banking and investment knowledge and expertise. Suncoast Bancorp directors believe that the years of experience and existing contacts of the senior officers offer Suncoast National Bank a substantial opportunity to attract new relationships.

         In addition, Suncoast Bancorp intends to hire two additional experienced individuals to serve as Vice Presidents of Suncoast National Bank. One such individual will serve as Suncoast National Bank's Chief Financial Officer and will have experience in that capacity. The second such individual will serve as Suncoast National Bank's Loan Officer and will have experience in that capacity with community banks in the Sarasota Market.

         Suncoast National Bank intends to encourage its employees to be active in the civic, charitable and social organizations located in the local communities. Most of Suncoast Bancorp's directors currently hold, and have held in the past, leadership positions in a number of community organizations, and intend to continue this active involvement in future years. Other members of the management team will also be encouraged to volunteer for such positions. The employees of Suncoast National Bank will be expected to emphasize service in their dealings with clients. Because Suncoast National Bank intends to commence operations with a staff of fewer than 15 full time employees, these employees will need to be flexible in the duties they perform in an effort to satisfy clients. In addition, management believes that the use of current technology will permit each employee to devote more time and attention to personal service, respond more quickly to a client's requests and deliver services in the most timely manner possible. Management expects this "high touch-high tech" manner of operations to be appealing to clients.

         Upon its opening, Suncoast National Bank is planning to undertake a marketing campaign utilizing an officer calling program. The purpose of this call program will be to describe the products, services, and strategies of Suncoast National Bank to both existing and new business prospects. Directors are expected to market Suncoast National Bank actively through their business and social contacts. All of the directors are active members of the Sarasota community and their continued community involvement will provide an opportunity to promote Suncoast National Bank, its products, and services. Suncoast National Bank also will utilize community-based promotions. The campaign will emphasize Suncoast National Bank's independence, local management and special focus on client service. All employees will be expected to actively market Suncoast National Bank's services.

         Suncoast National Bank's initial legal lending limit will be approximately $767,000. The board of directors may establish an "in-house" limit that will be somewhat lower than Suncoast National Bank's legal lending limit. The board may from time to time raise or lower the "in-house" limit as it deems appropriate to comply with safe and sound banking practices and respond to overall economic conditions. Initially, this limit will affect to a degree the ability of Suncoast National Bank to seek relationships with the area's larger businesses. However, in light of senior management's previous experience and the relationships with a number of the region's other financial institutions, Suncoast National Bank may originate loan volumes in excess of its lending limit and sell participations in such loans to other banks. Likewise, it is quite possible that Suncoast National Bank will purchase participations from other area institutions. See "Risk Factors - Our Low Lending Amounts May Limit Our Growth."

MARKET AREA

Overview

         Suncoast National Bank anticipates that the market area for its services will be the southern part of Sarasota, Florida. The community of Sarasota is located in Sarasota County on the Southwest coast of Florida. The market area encompasses an area of approximately 25 square miles.

         The population of Sarasota County was approximately 295,000 in 1995 and approximately 305,000 in 1998. Suncoast National Bank's extended market area encompasses all of Sarasota County.

         Sarasota County offers recreational facilities, cultural events, resorts, commercial office parks, residential developments, major transportation routes, shopping centers, and entertainment areas. Access to the area is by Interstate 75 and U.S. 41. Air service is through the Sarasota/Bradenton International Airport and the Tampa International Airport, both less than an hour's drive from the area. The area's annual average temperature of 75 degrees provides comfortable year-round living.

         According to the Sarasota County Chamber of Commerce, Inc. Statistical Prospectus, the U.S. Department of Commerce rated the Metropolitan Statistical Area, of which Sarasota is a part, fourth in the nation for job growth. Seasonal population, which includes part-time residents who may live for several months in Sarasota County while maintaining another residence elsewhere, increases from January through April, thereby increasing the population of the county during that time.

Industry and Employment

         Sarasota is part of one of the fastest growing areas in the country. Business and entertainment service industries, retail trade, government, construction, real estate, finance/insurance, health care and transportation/communication/utility form the basis for the area's business economy. Commercial construction of small shopping centers and small office parks are in progress throughout Sarasota County. Until the late 1950s and early 1960s, agriculture was a major economic basis for the area. Although not as important as it once was, agriculture remains a part of the area's industry, with citrus crops, nurseries, and vegetables making up the bulk of the agriculture business.

         The largest employers in Sarasota County are Vinyl Tech/PGT, Sun Hydraulics, Apac-Florida, the School Board of Sarasota County, Sarasota Memorial Hospital, Columbia Doctors Hospital, and FCCI Insurance Group. The Sarasota County Government and the City of Sarasota also employ a significant number of people.

         Management believes that this diverse and growing commercial base provides potential for business banking services, together with personal banking services for owners and employees of these enterprises.

COMPETITION

         Suncoast National Bank's market area is competitive and market share is fragmented among a number of financial institutions. As of December 31, 1998, there were nine banks and thrifts with 10 offices in Suncoast National Bank's market area. As of December 31, 1998, there were 32 banks and thrifts operating approximately 148 offices in Sarasota County. Suncoast National Bank also will face competition from credit unions, finance companies, insurance companies, mortgage companies, securities brokerage and investment firms, money market and mutual funds, loan production offices, asset-based nonbank lenders, governmental organizations that may offer subsidized financing at rates lower than those offered by Suncoast National Bank, and other providers of financial services. Most of Suncoast National

Bank's competitors have been in business for many years, have established customer bases, are substantially larger, have substantially larger lending limits than Suncoast National Bank, and can offer services, including multiple branches and international banking services, that Suncoast National Bank will be able to offer only through correspondent banks, if at all. In addition, most of these entities have greater capital resources than Suncoast National Bank, which among other things, may allow them to price their services at levels more favorable to clients and to provide larger credit facilities than could Suncoast National Bank. Suncoast Bancorp anticipates that Suncoast National Bank's legal lending limit of approximately $767,000 will be adequate to satisfy the credit needs of most of its clients and that the needs of its clients in excess of this amount will be met through loan participation arrangements with correspondent banks and others, however, there can be no assurance that Suncoast National Bank will be successful in arranging loan participations that will be both competitive with products offered by competitors of Suncoast National Bank and advantageous to Suncoast National Bank.

         Suncoast Bancorp believes that its personal service philosophy will enhance Suncoast National Bank's ability to compete favorably in attracting individuals and local businesses. Suncoast National Bank will delegate appropriate activity to its personnel to deal effectively and in a timely fashion with customer service needs. Suncoast National Bank will compete for loans principally through the range and quality of the services it will provide, interest rates and loan fees. Suncoast National Bank will actively solicit deposit related clients and will compete for deposits by offering clients personal attention, professional service and competitive interest rates.

PRODUCTS AND SERVICES

         Suncoast National Bank will offer a range of short to intermediate term personal and commercial loans.

         Commercial Loans. Commercial lending will be directed toward small to mid-sized businesses whose demands for funds either fall within the legal limits of Suncoast National Bank or can be satisfied through loan participations arranged by it. Suncoast National Bank intends to offer a full range of commercial loan services including owner occupied construction and permanent real estate loans, term loans, single pay loans and lines of credit, most of which will be secured by the assets of the company and guaranteed by the principals of the businesses. The purpose of a particular loan will determine its structure.

         Suncoast National Bank's commercial loans will be underwritten primarily on the basis of the borrower's ability to service such debt from reliable and stable sources of income. In all cases Suncoast National Bank will establish a primary source and secondary source of repayment. As a general practice, Suncoast National Bank expects to collateralize commercial loans with various assets including real estate, equipment, inventory, accounts receivable and, where applicable, other business and personal assets as may be deemed appropriate. However, some commercial loans may be made on an unsecured basis. Generally, short-term working capital loans are expected to be primarily collateralized by short-term assets, whereas term loans and commercial real estate loans are primarily expected to be collateralized by long-term fixed assets. Commercial loans are generally riskier than mortgage loans because they are typically underwritten on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. These loans also are more sensitive to adverse conditions in the economy than mortgage loans. Further, the collateral underlying a commercial loan may depreciate over time, cannot be appraised with as much precision as real estate, and may fluctuate in value based on the success of the business. Risks associated with these loans can be significant and include fraud, bankruptcy, economic downturns, deteriorated or non-existing collateral, customer financial problems, and changes in interest rates.

         Residential Real Estate Loans. Suncoast National Bank will originate real estate loans for the purpose of purchasing or refinancing one to four family residences. The loans, which will generally be long-term, will have either fixed or variable interest rates. Suncoast National Bank expects that any fixed rate residential mortgage loans it generates will be sold in the secondary market. Suncoast National Bank may retain certain balloon payment and variable rate mortgages in its loan portfolio. This policy will periodically be subject to review by management and Suncoast National Bank's board of directors as a result of changing market and economic conditions and other relevant factors. Variable rate mortgages decrease the risks associated with changes in interest rates, but involve other risks because as interest rates increase the underlying payments by the borrower increase, thus increasing the potential for default. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates.

         Additionally, Suncoast National Bank will make residential construction loans for one to four family structures. Suncoast National Bank will require a first lien on the land associated with the construction project and will offer these loans to qualified homeowners and builders. Loan disbursements will require on-site inspections to assure the project is on budget and that the loan proceeds are being properly applied to the specific construction project. The loan-to-value ratio for such loans generally will be 80 percent of cost or appraised value, whichever is lower. To be eligible for a residential construction loan, the borrower must be pre-approved for permanent financing. The risk of loss on residential construction lending is dependent upon the accuracy of the initial appraisal of the property's projected value at completion of construction, delays and cost overruns, and the possibility that Suncoast National Bank may be required to advance funds beyond the amount originally committed to permit completion of the project, thereby possibly reducing the home's eventual equity. The risk is also dependent upon the performance of the builder in constructing the project to the plans and specifications of the borrower, as well as Suncoast National Bank's ability to administer and control all phases of the construction disbursements.

         Consumer Loans. Suncoast National Bank plans to make consumer loans, consisting primarily of installment loans to individuals for personal, family and household purposes, including loans for automobiles, home improvements, second mortgages, home equity lines of credit and investments. Consumer loans typically have shorter terms and carry higher interest rates than that charged on other types of loans such as residential mortgage loans. Consumer loans, however, do pose additional risks of collectibility when compared to such other loans. Suncoast National Bank will be required to rely on the borrower's ability to repay, since the collateral may be of reduced value at the time of collection. Accordingly, the initial underwriting must establish the borrower's credit history and capacity to repay the loan as scheduled. Additional risks associated with consumer loans include fraud, deteriorated or non-existent collateral, general economic downturn, customer financial problems, and changes in interest rates. Loss or decline of income by the borrower due to layoff, divorce or other reasons, or unexpected medical or other personal expenses, also represent unplanned occurrences that may increase the risk of default to Suncoast National Bank.

         Suncoast National Bank's loan approval policies will provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or Suncoast National Bank's Loan Committee. Suncoast National Bank will not make any loans to any of its directors or executive officers unless the loan is approved by the board of directors of Suncoast National Bank and is made on terms no more favorable to such person than would be available to a person unaffiliated with Suncoast National Bank.

         Suncoast National Bank's lending activities will be subject to a variety of lending limits imposed by Federal law. Under the regulations of the Comptroller of the Currency, a national bank's total outstanding loans and extensions of credit, both secured and unsecured, to one borrower may not exceed 15% of the bank's capital and surplus, plus an additional 10% of the bank's capital and surplus if the amount that exceeds the 15% general limit is fully secured by readily marketable collateral, as defined in the regulations. Under these regulations, Suncoast National Bank's initial general lending limit to one borrower will be approximately $767,000, plus an additional $511,000 for loans secured by readily marketable collateral. While Suncoast National Bank expects generally to employ more conservative lending limits, the board of directors will have discretion to lend up to these legal lending limits.

         Deposit Services. Suncoast National Bank intends to offer a range of deposit services, including checking accounts, NOW accounts, savings accounts and time deposits of various types. The transaction accounts and time certificates will be tailored to the principal market area at rates competitive with those offered in the area. All deposit accounts will be insured by the FDIC up to the maximum amount permitted by law. Suncoast National Bank intends to solicit these accounts from individuals, businesses, associations, organizations, financial institutions and government authorities. It does not intend to accept brokered deposits. Suncoast National Bank may also use alternative funding sources as needed, including advances from Federal Home Loan Banks, conduit financing and the packaging of loans for securitization and sale.

         Other Bank Services. Suncoast National Bank currently plans to offer other services, including a courier service, credit cards, money orders, traveler's checks, automated teller services with access to one or more regional or national automated teller networks and safe deposit services. Although Suncoast National Bank has been involved in discussions with a number of vendors regarding the provision of such services, Suncoast National Bank does not expect to make final decisions with respect to the providers of such services until approximately 60 days before its commencement of business. Suncoast National Bank also intends to establish relationships with correspondent banks and other financial institutions to provide other services for its clients, including requesting correspondent banks to participate in loans where the loan amount exceeds Suncoast National Bank's policies or legal lending limit. Suncoast National Bank does not anticipate initially providing fiduciary services. The need for such services, however, will be reviewed periodically for possible future inclusion among Suncoast National Bank's products and services.

         It is anticipated that Suncoast National Bank's hours of operation will initially be 8:00 a.m. to 6:00 p.m., Monday through Friday and from 8:00 a.m. to 12:00 p.m. on Saturday. In addition, Suncoast National Bank's employees will be available to clients wishing to make appointments outside traditional banking hours, either at Suncoast National Bank or at the clients' homes or businesses. By providing "appointment banking," Suncoast National Bank intends to demonstrate its high level of responsiveness and service to its clients.

         Data Processing. Many of the data processing services, including on-line teller service, will be purchased on a contract basis, reducing the number of persons otherwise required to handle the operational functions of Suncoast National Bank. Suncoast National Bank is in the process of discussing arrangements with potential data processing companies.

ASSET/LIABILITY MANAGEMENT

         In addition to loans, Suncoast National Bank will make other investments primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. The investment portfolio will be structured so as to provide for an ongoing source of funds for meeting loan and deposit demands, and for reinvestment opportunities to take advantage of changes in the interest rate environment.

         It will be the objective of Suncoast Bancorp and Suncoast National Bank to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain of the officers of Suncoast National Bank will be responsible for monitoring policies and procedures that are designed to insure acceptable composition of the asset/liability mix, and stability and leverage of all sources of funds while adhering to prudent banking practices. It also will be the overall philosophy of management to support asset growth primarily through growth of deposits, which include deposits of all categories made by individuals, partnerships and corporations. Management of Suncoast National Bank will seek to invest the largest portion of its assets in commercial, consumer and real estate loans. Bank management also will view Suncoast National Bank's investment portfolio as a source of liquidity and as a means to balance its asset/liability mix. Suncoast National Bank will invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, or other taxable securities and in certain obligations of states and municipalities. Suncoast National Bank also will enter into Federal Funds transactions with its principal correspondent banks, which represent a short-term, and generally overnight, loan from one bank to another, to balance its liquidity needs.

         Suncoast National Bank intends to monitor its asset/liability mix on a daily basis and a quarterly report reflecting interest-sensitive assets and interest-sensitive liabilities will be prepared and presented to Suncoast National Bank's Asset and Liability Management Committee. The objective of this policy will be to manage liquidity and control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on Suncoast National Bank's earnings.

BANK PREMISES

         Suncoast Bancorp has entered into a contract to lease a facility from Palmer Medical Center, LTD, an unaffiliated third party, which will serve as Suncoast National Bank's main office at 8592 Potter Park Drive, Sarasota, Florida. The site is located at the intersection of U.S. 41 and Central Sarasota Parkway, a major intersection in Sarasota County. The surrounding area is mixed-use commercial and industrial properties. The intersection is within two miles of the center of the area's residential development.

         The term of the lease will be for a period of five years beginning on the day the lessor thereunder receives a certificate of occupancy for the building. Under the lease, Suncoast Bancorp has two options to renew the lease term, each for a five-year period. Suncoast Bancorp expects that this facility will be completed and available for Suncoast National Bank's use in the second quarter of 1999.

         The banking facility consists of approximately 4,000 square feet of office space. The facility will have four inside teller stations, three customer service platform stations, two drive-through lanes, and a walk-up and depository ATM lane.

EMPLOYEES


         Suncoast National Bank intends to commence operations with a staff of approximately 13 full-time equivalent employees. John T. Stafford will serve as the President and Chief Executive Officer of Suncoast Bancorp and Suncoast National Bank. William F. Gnerre will serve as Executive Vice President of Suncoast Bancorp and Suncoast National Bank and Chief Operating Officer and Senior Loan Officer of Suncoast National Bank. At present, Messrs. Stafford and Gnerre are the only employees actively involved in the organization of Suncoast Bancorp and Suncoast National Bank. Since April 1998 Mr. Gnerre has been receiving a monthly consulting fee of $4,000 as a part of his efforts in connection with the organization of Suncoast National Bank. This fee increased to $7,000 effective April 15, 1999 and will be continued until such time as Suncoast National Bank opens and enters into employment agreements with Messrs. Stafford and Gnerre. Mr. Stafford presently receives no monthly fee but does receive a monthly automobile allowance of $900. See "Management -- Employment Agreements."


         Suncoast Bancorp will hire additional officers and employees prior to commencement of Suncoast National Bank's operations. Company management anticipates that Suncoast Bancorp will increase its staff from 13 to 16 full-time equivalent employees during the second year of its operations in order to provide for anticipated growth. Suncoast Bancorp plans to employ as officers and employees of Suncoast National Bank primarily persons from Suncoast National Bank's market areas who have experience in banking. Suncoast Bancorp intends to pay competitive salaries to attract and retain such officers and employees.

LEGAL PROCEEDINGS

         Neither Suncoast Bancorp nor Suncoast National Bank is a party to any pending legal proceeding. Management believes there is no litigation threatened in which Suncoast Bancorp and Suncoast National Bank faces potential loss or exposure or which will have a material adverse impact on shareholders' equity or Suncoast Bancorp's business or financial condition upon completion of the offering.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of Suncoast Bancorp and Suncoast National Bank and their ages, and positions with Suncoast Bancorp and Suncoast National Bank are set forth below:

NAME                                AGE              POSITIONS WITH SUNCOAST BANCORP AND SUNCOAST NATIONAL BANK (1)
----                                ---              --------------------------------------------------------------

John T. Stafford                    51               President, Chief Executive Officer and Director

Larry Berberich                     60               Director

Henry E. Black, M.D.                63               Director

H. R. Foxworthy                     66               Chairman of the Board

William F. Gnerre                   59               Executive Vice President, Secretary and Director

James C. Rutledge                   51               Director

Stanley A. Williams                 55               Director

Roy A. Yahraus                      51               Director

------------------------------------

(1) Each of these individuals serves Suncoast Bancorp and Suncoast National Bank in the same capacities set forth herein, except that William F. Gnerre also serves as the Chief Operating Officer and Senior Loan Officer of Suncoast National Bank.

         All of the directors of Suncoast Bancorp and Suncoast National Bank hold office until the earlier of the next annual meeting of their respective shareholders and until their successors have been duly elected and qualified, or their death, resignation, or removal. Officers of Suncoast Bancorp and Suncoast National Bank are elected annually by their respective boards of directors to hold office until the earlier of their death, resignation, or removal. There are no family relationships between any of the directors or officers of Suncoast Bancorp or Suncoast National Bank.

         Set forth below is a description of the business experience during the past five years or more, and other biographical information, for the directors and executive officers identified above.

         John T. Stafford, a director of Suncoast Bancorp and Suncoast National Bank, has been elected by the board of directors to serve as President and Chief Executive Officer of Suncoast Bancorp and Suncoast National Bank. He started his banking career in 1971 with First Trust Union Bank in Cuba, N.Y. He moved to Florida in 1979 and joined Southwest Florida Banks, Ft. Myers, Florida. He has held a number of senior executive level positions since that time, including, Chairman, President, CEO and Director of C&S National Bank, Sarasota, Florida, from September 1984 to February 1992, and President, CEO and Director of The Commercial Bank, Douglasville, Georgia, from March 1994 to April 1996. Since that time, Mr. Stafford has served as Vice Chairman of FCCI Insurance Group in Sarasota, Florida.

         Mr. Stafford is a founder of the Suncoast Foundation for Handicapped Children, which has generated over three million dollars in revenues and buildings since 1983. He also has been active with the United Way, American Heart Association, Shrine Crippled Children's hospitals, Chamber of Commerce, Florida Bar Association Grievance Committee and the Florida Highway Patrol Advisory Board. Mr. Stafford was born in Cuba, New York and received his high school graduation certificate from Cuba Central School in 1965. He has attended the University of Alaska, West Virginia University and Eckerd College, St. Petersburg, Florida and also received an honorable discharge from the United States Air Force in 1971.

         William F. Gnerre, a director of Suncoast Bancorp and Suncoast National Bank, has been elected by the board of directors to serve as Executive Vice President of Suncoast Bancorp and Suncoast National Bank. He also has been elected to serve as Chief Operating Officer and Senior Loan Officer of Suncoast National Bank. He began his banking career in 1960 with the Hackensack Trust Company. In 1965, he joined United Jersey Bank as a management trainee. He rose to the position of Vice President/Branch Administration, with responsibility for the 30 branches of United Jersey Bank in Northern New Jersey. He moved to Sarasota, Florida in February 1978, when he joined Southeast Bank as Vice President/Cashier. He joined the National Bank of Sarasota in April 1983 as Vice President/Commercial Lender. He advanced to the Division Senior Credit Officer in 1985 and Senior Vice President and Regional Senior Credit Officer in September 1990. From April 1994 to February 1997, he served as Executive Vice President of The Commercial Bank, Douglasville, Georgia as EVP/SCO, where he had responsibility for the day to day operations of this $150 million community bank. He has been involved in the Chamber of Commerce, the Sarasota Committee of 100, the United Way and the Habitat for Humanity. Mr. Gnerre was born in Hackensack, New Jersey on August 21, 1939 and graduated from Hackensack High School in 1957. He attended Rutgers, New Brunswick, New Jersey, and the University of Oklahoma, Norman, Oklahoma, and received an honorable discharge from the United States Navy in 1960.

         Larry Berberich, a director of Suncoast Bancorp and Suncoast National Bank, graduated from Mt. Carmel High School, Mt. Carmel, Illinois in 1957. Mr. Berberich's business background includes ownership of Cirtech Corp., Kansas City, Kansas, a high tech aerospace company that designed, developed and manufactured military and aerospace systems. Prior to that he owned Empire Systems Corp. and Berberich Associates, both of which were located in Dayton, Ohio. Empire Systems was a distributor of electronic equipment and Berberich Associates functioned as a manufacturer's representative, handling the same types of military and aerospace systems as Cirtech Corp. Mr. Berberich served on the board of directors of the Mid American Bank, Roeland Park, Kansas, from 1980 until his retirement in 1990.

         Mr. Berberich's civic and community activities include: Sarasota School Board Capital Needs Committee, Chairman of the Sarasota County School Board Tax Oversight Committee, Chairman of the Design Development Board for Prestancia Community Association, President of the Prestancia Community Association and a member of the Board of Governors of the Palmer Ranch Master Association. He also served on the board of the Sarasota YMCA and the Lost Child Network, Kansas City.

         Henry E. Black, M.D., a director of Suncoast Bancorp and Suncoast National Bank, graduated from Birmingham University Medical School in 1958, with Bachelor of Medicine and Bachelor of Surgery degrees. From 1958 through 1959 he was involved in internships at the United Birmingham Hospital Group and the Selly Oak Hospital, Birmingham, with emphasis on acute medical emergencies and obstetrics and gynecology, leading to a post graduate diploma in OB/GYN. He served in the Royal Navy as a medical officer from 1960 to 1967. In 1967, he joined the medical staff of Jones Memorial Hospital, Wellsville, New York, where he was appointed Chief of Medicine in June 1968. He was appointed to the staff of Doctors Hospital and Sarasota Memorial Hospital in October 1983. In 1984, he opened the Cardiovascular Health Institute in Sarasota, a medical practice specializing in non-invasive cardiology, where he continues to practice.

         Harvey Ronald Foxworthy, a director of Suncoast Bancorp and Suncoast National Bank, is a resident of Sarasota, where he graduated from Sarasota High School in 1950 and Sarasota Vo-Tech in 1957. He founded Rusty Plumbing, Inc., a commercial plumbing contractor, in 1956 and has operated this company since inception. He has been involved in a number of other business ventures including the Development of Laural Oak Country Club. His involvement with community activities in the Sarasota market includes: directorates with Ellis Bank & Trust Company (1976-1988), NCNB Sarasota (1988-1989), C & S Bank, Sarasota (1989-1992), and C & S National Bank of Florida, Ft. Lauderdale (1991-1992).

         Mr. Foxworthy is a founder and director of FCCI Group, a large workers compensation insurance company in Florida, and is the audit committee chairman for all of its subsidiaries. He is a founder and director of the Florida Employees Exchange, a not-for-profit corporation, with its 8,000 members, and is state chairman of its Political Action Committee. He is the past President of the Plumbing and Heating Contractors of Florida. His community activities include: founder and director of the Suncoast Chapter of the Foundation for Handicapped Children and chairman of its building program. He is also a founder of the Argus Foundation, a local government oversight organization, serving on its board for 12 years.

         James C. Rutledge, a director of Suncoast Bancorp and Suncoast National Bank, received his high school diploma from the Culver Military Academy, Culver, Indiana, in 1965 and received a Bachelor of Business Science from the University of Mississippi, Oxford, Mississippi in 1969. He received his Florida Real Estate License in 1972 and began his career in real estate sales and investments in 1973. He has been a partner in the Real Estate Marketing Group, Sarasota, Florida since October 1995. Mr. Rutledge has served on the Board of Directors of United First Federal Savings and Loan Association, Sarasota, Florida from 1984 to 1989, and on the Board of Directors of Barnett Bank of SW Florida from 1989 to 1997. He served as chairman of the loan and audit committees of both boards during his 13 years of service.

         Mr. Rutledge is a member of the Covenant Life Presbyterian Church and is involved with a non-profit development program for senior housing. His community activities also include a directorship on the March of Dimes, and five years on the Board of Directors of Bethesda Outreach Ministries.

         Stanley A. Williams, a director of Suncoast Bancorp and Suncoast National Bank, graduated from Hayesville High School, Hayesville, Ohio in 1961. Mr. Williams attended Ohio State University where he earned a degree of Doctor of Dental Surgery in 1968. He started a solo dental practice in Newton Falls, Ohio in 1968, and built it into a large dental center, which he sold in 1984. He earned an MBA with a concentration in finance from Ohio State University in 1979. From 1975 through 1987, he was involved in the development of several townhouse and large single family homes projects in the Columbia, Maryland area and developed residential property in Annapolis, Maryland. He has also been involved in the development of a commercial property complex in Newton Falls, Ohio. Mr. Williams is now retired.

         Mr. Williams' community involvement includes serving on the school board in Newton Falls, Ohio, including a term as its president. He also has assisted in raising funds for the olympic rowers and served on the finance committee of the Presbyterian Church. He has been a resident of Sarasota since 1990.

         Roy A. Yahraus, a director of Suncoast Bancorp and Suncoast National Bank, was a principal owner of Gulf Coast Building Materials, Sarasota, from 1972 until 1997, when the company was sold to a subsidiary of United States Gypsum. He has remained with the company as its sales manager.

         Mr. Yahraus serves on the Board of Directors of Sarasota Manatee Roofing Association, which seeks out families needing new roofs for their homes, but who are not financially capable of paying for them. The association donates the materials and labor to install a new roof. The association also donates funds to the Sarasota Boys and Girls Club and Hope House. Mr. Yahraus has been a member of the Shriners for 23 years.

         Executive Officers. In addition to Messrs. Stafford and Gnerre, Suncoast Bancorp also anticipates that Suncoast National Bank will hire two additional experienced individuals to serve as Vice Presidents of Suncoast National Bank. One such individual will serve as Suncoast National Bank's Loan Officer and have experience in that capacity within the Sarasota market area. The second such individual will serve as Suncoast National Bank's Chief Financial Officer and will have experience in that capacity with community banks.

COMMITTEES OF SUNCOAST BANCORP AND SUNCOAST NATIONAL BANK

         Presently Suncoast Bancorp's board of directors has an Audit Committee and a Compensation Committee. The Audit Committee will review internal audit procedures for Suncoast Bancorp and Suncoast National Bank and it will coordinate and review Suncoast Bancorp's annual audit by its independent auditors. The members of this committee consist of Messrs. Berberich, Black, Foxworthy and Rutledge. The Compensation Committee will generally oversee the employment practices and employee benefits of Suncoast Bancorp and Suncoast National Bank. The members of this committee consist of Messrs. Black, Foxworthy, Stafford, Williams and Yahraus.

         The committees of Suncoast National Bank consist of an Asset - Liability Committee, Audit and Insurance Committee, Executive Committee, and Loan Committee. Set forth below is additional information regarding these committees:

         Asset -- Liability Committee. - The members of this committee consist of Messrs. Gnerre, Stafford, Williams and Yahraus. This committee is responsible for:

         - overall investment strategy, including liquidity and risk management,

         -        monitoring deposit level trends and pricing,

         -        monitoring asset level trends and pricing,

         -        portfolio investment decisions, and

         -        establishing appropriate levels of insurance.

         Audit and Insurance Committee. - The members of this committee consist of Messrs. Berberich, Black, Foxworthy and Rutledge. This committee is responsible for:

         - insuring that the board of directors of Suncoast National Bank receives objective information regarding policies, procedures and controls of Suncoast National Bank including auditing, accounting, internal accounting controls, and financial reporting,

         - recommending the appointment of an independent auditor on an annual basis,

         - reviewing independent auditor's report and management's response,

         - reviewing all reports from regulatory authorities and management's response,

         -        establishing independent reviews and audits,

         - insuring Suncoast National Bank is in full compliance with all pertinent regulations and laws,

         - establishing an appropriate and independent testing program for compliance, and

         -        establishing appropriate levels of insurance.

         Executive Committee. - The members of this committee consist of Messrs. Black, Foxworthy, Stafford, Williams and Yahraus. This committee is responsible for:

         - establishing appropriate levels of compensation throughout Suncoast National Bank,

         -        analyzing compensation levels on an annual basis,

         - recommending overall compensation increases and changes in benefits to the board for approval,

         - establishing policies with regard to compensation and benefits at Suncoast National Bank,

         - recommending all compensation increases, benefit changes and bonuses for senior officers to the board for approval,

         -        developing a proactive CRA program, and

         -        developing programs to insure compliance with applicable laws.

         Loan Committee. - The members of this committee consist of Messrs. Berberich, Foxworthy, Gnerre, Rutledge and Stafford. This committee is responsible for:

         - establishing, in conjunction with management, and approving all major policies and procedures pertaining to credit,

         -        establishing a loan approval system,

         - reviewing all loans in excess of specific amounts determined in policies and procedures,

         - reviewing all past due reports, rated loan reports, real estate owned, non-accrual reports, and other indicators of overall loan portfolio quality,

         -        assuring adequate funding of the loan loss reserve exists, and

         - handling other matters pertaining to the credit function, such as yields and loan concentrations.

COMPENSATION OF DIRECTORS

         The directors of Suncoast Bancorp are not currently compensated for their attendance at Suncoast Bancorp's regularly scheduled or special meetings or for their services. After Suncoast National Bank opens, directors will receive a fee of $300 for each board meeting attended and non-employee directors also will receive a fee of $100 for each committee meeting attended. Suncoast Bancorp also has approved and adopted the Suncoast Bancorp, Inc. Director Stock Option Plan. As of the date of this prospectus, no options have been granted under this plan. See "Stock Option Plans - Suncoast Bancorp, Inc. Director Stock Option Plan."

EMPLOYMENT AGREEMENTS

         Suncoast National Bank intends to enter into employment agreements with Messrs. Stafford and Gnerre. The agreements will be for a three-year period and will automatically renew thereafter for successive one-year periods, unless either party provides prior notice to the other in accordance with the terms of the agreements. The employment agreements will provide for Messrs. Stafford and Gnerre to receive an initial salary of $96,000 and $84,000 respectively, subject to annual adjustments and such bonuses and other compensation as may be determined by the board of directors. The employment agreements also will provide for receipt of employee benefits and reimbursement for business related expenses. The employment agreements may be terminated by Suncoast National Bank for cause or by the executive for good reason or as a result of certain actions following any change in control of Suncoast Bancorp or Suncoast National Bank. The employment agreements will provide that Messrs. Stafford and Gnerre will not work for any financial institution located within a radius of 50 miles of any office of Suncoast National Bank or solicit bank employees and customers for a one-year period following termination of their employment except when the employment is terminated as a result of good reason or following a change in control of Suncoast Bancorp.




STOCK OPTION PLANS

Suncoast Bancorp, Inc. Employee Stock Option Plan

         Suncoast Bancorp's board of directors and sole shareholder have adopted the Suncoast Bancorp, Inc. Employee Stock Option Plan (the "Employee Stock Option Plan") to promote equity ownership of Suncoast Bancorp by selected officers and employees of Suncoast Bancorp and Suncoast National Bank, to increase their proprietary interest in the success of Suncoast Bancorp and to encourage them to remain in the employ of Suncoast Bancorp.

         Administration. The Employee Stock Option Plan will be administered by Suncoast Bancorp's Compensation Committee (the "Committee"), comprised of at least two non-employee directors appointed by Suncoast Bancorp's board of directors. The Committee will have the authority to select the officers and employees to whom awards may be granted, to determine the terms of each award, to interpret the provisions of the Employee Stock Option Plan and to make all other determinations that it may deem necessary or advisable for the administration of the Employee Stock Option Plan.

         The Employee Stock Option Plan provides for the grant of "incentive stock options," as defined under Section 422(b) of the Internal Revenue Code of 1986. The board of directors has reserved 28,000 common shares for issuance under the Employee Stock Option Plan, including issuance of options for 7,000 shares each to Messrs. Stafford and Gnerre. In general, if any award granted under the Employee Stock Option Plan expires, terminates, is forfeited or is canceled for any reason, the common shares allocable to such award may again be made subject to an award granted under the Employee Stock Option Plan.

         Awards. Officers and policy-making employees of Suncoast Bancorp and Suncoast National Bank are eligible to receive grants under the Employee Stock Option Plan. Awards may be granted subject to a vesting requirement and in any event will become fully vested upon a merger or change of control of

Suncoast Bancorp. The exercise price of incentive stock options must at least equal the fair market value of the common shares subject to the option on the date the option is granted.

         Each officer and key employee eligible to participate in the Employee Stock Option Plan will be notified by the Committee. To receive an award under the Employee Stock Option Plan, an award agreement must be executed which specifies the type of award to be granted, the number of common shares to which the award relates, the terms and conditions of the award and the date granted. In the case of an award of options, the award agreement will also specify the price at which the common shares subject to the option may be purchased, and the dates on which the option becomes exercisable.

         The full exercise price for all common shares purchased upon the exercise of options granted under the Employee Stock Option Plan must be paid by cash, personal check, or common shares owned at the time of exercise. Stock options granted to employees under the Employee Stock Option Plan may remain outstanding and exercisable for 10 years from the date of grant or until the expiration of 90 days or such lesser period as the Committee may determine, from the date on which the person to whom they were granted ceases to be employed by Suncoast Bancorp. Options granted under the Plan are exercisable in increments of 20% per year commencing one year after the date of grant.

         Income Tax. Employee stock options granted under the Employee Stock Option Plan have several advantageous tax attributes to the recipient under the income tax laws. No taxable income is recognized by the option holder for income tax purposes at the time of the grant or exercise of an employee stock option, although neither is there any income tax deduction available to Suncoast Bancorp as a result of such a grant or exercise. Any gain or loss recognized by an option holder on the later disposition of common shares acquired pursuant to the exercise of an incentive stock option generally will be treated as capital gain or loss if such disposition does not occur prior to one year after the date of exercise of the option.

         Amendment and Termination. The Employee Stock Option Plan expires October 15, 2008, unless sooner terminated by the board of directors. The board of directors has authority to amend the plan in such manner as it deems advisable. The Employee Stock Option Plan provides for appropriate adjustment, as determined by the Committee, in the number and kind of shares subject to unexercised options, in the event of any change in the outstanding common shares by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event.

Suncoast Bancorp, Inc. Director Stock Option Plan

         Suncoast Bancorp's board of directors and sole shareholder also have adopted the Suncoast Bancorp, Inc. Director Stock Option Plan ("Director Stock Option Plan") to compensate the non-employee directors in recognition of their efforts in organizing Suncoast Bancorp and Suncoast National Bank, and the risk incurred during the organizational process. The Director Stock Option Plan does not preclude the grant of options to non-employee directors. However, Suncoast Bancorp does not intend to issue options from the Director Stock Option Plan to employee directors.

         Administration. The Director Stock Option Plan will be administered by the board of directors. The board of directors has reserved 42,000 common shares for issuance under the Director Stock Option Plan, all of which will be issued upon the opening of Suncoast National Bank to the current non-employee directors based upon 7,000 options for each individual.

         Option Terms. The exercise price for each of the outstanding options will be $10.00 per share, which must be paid by cash, personal check, or common shares owned at the time of exercise. The options are exercisable for 10 years from the date of grant or until the expiration of 90 days from the date on which the person to whom they were granted ceases to be a director of Suncoast Bancorp or Suncoast National Bank. Options granted under the Director Stock Option Plan are exercisable in increments of 20% per year commencing on the date of grant.

         Amendment and Termination. The Director Stock Option Plan expires October 15, 2008, unless sooner terminated by the board of directors. The board of directors has the authority to amend the plan in such manner as it deems advisable. The Director Stock Option Plan provides for appropriate adjustment, as determined by the board, in the number and kind of shares subject to unexercised options, in the event of any change in the outstanding common shares by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event.




                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ORGANIZATIONAL ADVANCES


         Suncoast Bancorp has obtained a $425,000 line of credit to pay for expenses in connection with the organization of Suncoast National Bank. The line of credit is guaranteed by the directors of Suncoast Bancorp and Suncoast National Bank and will be repaid from the net proceeds of this offering.


TRANSACTIONS WITH AFFILIATES

         Suncoast Bancorp and Suncoast National Bank expect to have banking and other business transactions in the ordinary course of business with directors and officers of Suncoast Bancorp and Suncoast National Bank, including members of their families or corporations, partnerships, or other organizations in which such directors and officers have a controlling interest. If such transactions occur, they:

         -        will be made in the ordinary course of business,

         - will be made on substantially the same terms, including price, or interest rate, and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and

         - in the opinion of management, will not involve more than the normal risk of collectibility or present other unfavorable features to Suncoast Bancorp or Suncoast National Bank.

Additionally, federal banking laws restrict transactions between a national bank and an "affiliate", as defined in those laws, and the amount and types of loans that a national bank may make to an executive officer of a national bank. The laws of the State of Florida also restrict "affiliated transactions" between Suncoast Bancorp and an "interested shareholder" or any "affiliate" or "associate" of an interested shareholder, as those terms are defined in Florida law. See "Supervision and Regulation."

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         Except for one common share issued and sold to H. R. Foxworthy, Chairman of the board of Suncoast Bancorp, for the sole purpose of its initial organization, Suncoast Bancorp currently has no common shares outstanding. This organizational share will be repurchased at its original issue price of $1.00 concurrently with the closing of the offering.

         The following table sets forth certain information regarding the anticipated beneficial ownership of Suncoast Bancorp's common shares by:

         - each director and each executive officer of Suncoast Bancorp, and

         - all directors and executive officers of Suncoast Bancorp as a group.

No person is expected to be the beneficial owner of more than 5% of the outstanding common shares following the offering. Except as otherwise indicated, the persons named in the table will have sole voting and investment power with respect to all of the common shares owned by them.



                                                                                        BENEFICIAL OWNERSHIP
                                                                                     ---------------------------
                                                                                        NUMBER         PERCENT
NAME OF BENEFICIAL OWNER                                                             OF SHARES (1)   OF CLASS(2)
------------------------                                                             -------------   -----------

DIRECTORS AND EXECUTIVE OFFICERS

Larry Berberich...................................................................     20,000 (3)       2.86%
Henry E. Black, M.D...............................................................     20,000 (3)       2.86%
H. R. Foxworthy...................................................................     20,000 (3)       2.86%
William F. Gnerre.................................................................     10,000 (4)       1.43%
James C. Rutledge.................................................................     20,000 (3)       2.86%
John T. Stafford..................................................................     20,000 (4)       2.86%
Stanley A. Williams...............................................................     20,000 (3)       2.86%
Roy A. Yahraus....................................................................     20,000 (3)       2.86%
                                                                                      -------

All directors and executive officers as a group (8 persons).......................    150,000 (5)      21.43%


--------------
(1) In accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "dispositive power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.
(2) In calculating the percentage ownership for a given individual or group, the number of common shares outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group. This information assumes no exercise of the over-allotment option granted to the underwriter.
(3) Excludes options which are not currently exercisable held by such person to purchase 7,000 common shares granted pursuant to the Director Stock Option Plan. See "Management - Stock Option Plans - Suncoast Bancorp, Inc. Director Stock Option Plan."

(4) Excludes options which are not currently exercisable held by such person to purchase 7,000 common shares granted pursuant to the Employee Stock Option Plan. See "Management - Stock Option Plans - Suncoast Bancorp, Inc. Employee Stock Option Plan."

(5) Excludes options which are not currently exercisable to purchase 56,000 common shares. Each such individual will be granted options to purchase 7,000 common shares as indicated in footnotes 3 and 4 above.


                           SUPERVISION AND REGULATION

         Banks and their holding companies, and many of their affiliates, are extensively regulated under both federal and state law. The following is a brief summary of several statutes, rules, and regulations affecting Suncoast Bancorp and Suncoast National Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of Suncoast Bancorp and Suncoast National Bank. Any change in the applicable law or regulation may have a material effect on the business and prospects of Suncoast Bancorp and Suncoast National Bank. See "Risk Factors -- Extensive Regulations May Limit Our Operations and Ability to Compete." Supervision, regulation, and examination of banks by regulatory agencies are intended primarily for the protection of depositors, rather than shareholders.

         Bank Holding Company Regulation. Suncoast Bancorp will be a bank holding company registered with the Federal Reserve under the BHC Act. As such, Suncoast Bancorp will be subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve. Suncoast Bancorp is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year, and such additional information as the Federal Reserve may require pursuant to the BHC Act. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (1) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, (2) taking any action that causes a bank to become a subsidiary of the bank holding company, or (3) merging or consolidating with any other bank holding company.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly of banking in any section of the United States, or substantially lessen competition, unless the anticompetitive effects are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.

         The BHC Act generally prohibits a bank holding company from engaging in activities other than banking, or managing or controlling banks or other permissible subsidiaries, and from acquiring or retaining control of any company engaged in any activities other than those activities determined by the Federal Reserve to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting securities brokerage activities, performing data processing services, acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions, and certain insurance underwriting activities have all been determined by regulations of the Federal Reserve to be permissible activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         Banks are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank's record in meeting the credit needs of the community served by that bank, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied to:

         -        charter a national bank,

         - obtain deposit insurance coverage for a newly chartered institution,

         -        establish a new branch office that will accept deposits,

         -        relocate an office, or

         - merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

         In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the record of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application.

         Bank Regulation. Suncoast National Bank will be chartered by the Comptroller of the Currency under the National Banking Act. Suncoast National Bank's deposits will be insured by the FDIC to the extent provided by law. Suncoast National Bank will be subject to comprehensive regulation, examination and supervision by the Comptroller of the Currency. Suncoast National Bank also will be subject to other laws and regulations applicable to banks. Such regulations include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. Suncoast National Bank will be examined periodically by the Comptroller of the Currency, to whom Suncoast National Bank will submit periodic reports regarding its financial condition and other matters. The Comptroller of the Currency has a broad range of powers to enforce regulations and to take discretionary actions determined to be for the protection and safety and soundness of banks, including the institution of cease and desist orders and the removal of directors and officers. The Comptroller of the Currency also has the authority to approve or disapprove mergers, consolidations, and similar corporate actions.

         Under federal law, federally insured banks are subject to restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, banks are prohibited from engaging in tie-in arrangements in connection with any extension of credit or the providing of any property or service.

         Federal law also contains capital standards and civil and criminal enforcement provisions. Annual full-scope, on-site examinations are required of all insured depository institutions. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested.

         Transactions with Affiliates. There are various legal restrictions on the extent to which Suncoast Bancorp and any future nonbank subsidiaries can borrow or otherwise obtain credit from Suncoast National Bank. There also are legal restrictions on Suncoast National Bank's purchase of or investments in the securities of and purchases of assets from Suncoast Bancorp. Suncoast National Bank also is restricted in loaning to third parties collateralized by the securities or obligations of Suncoast Bancorp, issuing guarantees, acceptances, and letters of credit on behalf of Suncoast Bancorp and certain bank transactions with Suncoast Bancorp. Subject to certain limited exceptions, Suncoast National Bank may not extend credit to Suncoast Bancorp or to any other affiliate in an amount which exceeds 10% of Suncoast National Bank's capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit transactions between Suncoast National Bank and Suncoast Bancorp or such other affiliates. Such transactions also must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to Suncoast National Bank as those prevailing at the time for comparable transactions with non-affiliated companies. Also, Suncoast Bancorp and its subsidiaries are prohibited from engaging in tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.


         Dividends. Dividends from Suncoast National Bank constitute the primary source of funds for dividends to be paid by Suncoast Bancorp. For additional information, see "Risk Factors - We do not plan to pay cash dividends" and "Dividend Policy." There also are various statutory and contractual limitations on the ability of Suncoast National Bank to pay dividends, extend credit, or otherwise supply funds to Suncoast Bancorp. As a national bank, Suncoast National Bank may not pay dividends from its paid-in surplus. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods in the case of an annual dividend. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Florida law applicable to companies including Suncoast Bancorp provides that dividends may be declared and paid only if, after giving it effect, (1) the company is able to pay its debts as they become due in the usual course of business, and (2) the company's total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

         Capital Requirements. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies. The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain all ratios well in excess of the minimums. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred shares, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred shares not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred shares, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

         Federal law contains "prompt corrective action" provisions pursuant to which banks are to be classified into one of five categories based upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized" and which require the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "significantly undercapitalized" or "critically undercapitalized".

         The Comptroller of the Currency has issued final regulations to implement the "prompt corrective action" provisions. In general, the regulations define the five capital categories as follows:

         - an institution is "well capitalized" if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level for any capital measures;

         - an institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, and has a leverage ratio of 4% or greater;

         - an institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4%;

         - an institution is "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3%; and

         - an institution is "critically undercapitalized" if its "tangible equity" is equal to or less than 2% of its total assets.

         The capital levels of Suncoast Bancorp and Suncoast National Bank will be in excess of those required to be maintained by a "well capitalized" financial institution when Suncoast National Bank commences operations.

         The Comptroller of the Currency also, after an opportunity for a hearing, has authority to downgrade an institution from "well capitalized" to "adequately capitalized" or to subject an "adequately capitalized" or "undercapitalized" institution to the supervisory actions applicable to the next lower category, for supervisory concerns. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to

         -        submit a capital restoration plan;

         -        raise additional capital;

         - restrict their growth, deposit interest rates, and other activities;

         -        improve their management;

         -        eliminate management fees; or

         -        divest themselves of all or part of their operations.

Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans. These capital guidelines can affect Suncoast Bancorp in several ways.

         However, rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change Suncoast National Bank's capital position in a relatively short period of time, making an additional capital infusion necessary. Such events also could have similar effects on Suncoast Bancorp's capital position.

         Federal law also requires that (1) only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and
(2) the appropriate federal banking agency annually examine all insured depository institutions, with some exceptions for small, "well capitalized" institutions and state-chartered institutions examined by state regulators. Federal law also contains a number of consumer banking provisions, including disclosure requirements and substantiative contractual limitations with respect to deposit accounts.

         Enforcement Powers. Congress has provided the federal bank regulatory agencies with an array of powers to enforce laws, rules, regulations and orders. Among other things, the agencies may require that institutions cease and desist from several activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations.

         Maximum Legal Interest Rates. Like the laws of many states, Florida law contains provisions on interest rates that may be charged by banks and other lenders on various types of loans. Numerous exceptions exist to the general interest limitations imposed by Florida law. The relative importance of these interest limitation laws to the financial operations of Suncoast National Bank will vary from time to time, depending on a number of factors, including conditions in the money markets, the costs and availability of funds, and prevailing interest rates.

         Bank Branching. Banks in Florida are permitted to branch state wide. Such branch banking by national banks, however, is subject to prior approval by the Comptroller of the Currency. Any such approval would take into consideration several factors, including the bank's level of capital, the prospects and economics of the proposed branch office, and other conditions deemed relevant by the Comptroller of the Currency for purposes of determining whether approval should be granted to open a branch office. For information regarding legislation on interstate branching in Florida, see "-- Interstate Banking" below.

         Change of Control. Federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of Suncoast Bancorp may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company and the Comptroller of the Currency before acquiring control of any national banks such as Suncoast National Bank. Upon receipt of such notice, the Federal Reserve or the Comptroller of the Currency, as the case may be, may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires a certain percentage or more of a bank holding company's or bank's voting stock, or if one or more other control factors set forth in the Change in Bank Control Act are present.

         Interstate Banking. Federal law provides for nationwide interstate banking and branching. Under the law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state are permissible subject to limitations. Florida also has a law that allows out-of-state bank holding companies located in states that allow Florida bank holding companies to acquire banks and bank holding companies in that state, to acquire Florida banks and Florida bank holding companies. The law essentially provides for out-of-state entry by acquisition only and not by interstate branching, and requires the acquired Florida bank to have been in existence for at least three years. Interstate branching and consolidation of existing bank subsidiaries in different states is permissible. A Florida bank also may establish, maintain, and operate one or more branches in a state other than Florida pursuant to an interstate merger transaction in which the Florida bank is the resulting bank. An interstate merger transaction resulting in the acquisition by an out-of-state bank of a Florida bank is not permitted unless the Florida bank has been in existence and continuously operating, on the date of the acquisition, for more than three years.

         Effect of Governmental Policies. The earnings and businesses of Suncoast Bancorp and Suncoast National Bank are affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credit, and deposits, and the interest rates paid on liabilities and received on assets.

INDUSTRY RESTRUCTURING

         For well over a decade, the banking industry has been undergoing a restructuring process which is anticipated to continue. The restructuring has been caused by product and technological innovations in the financial services industry, deregulation of interest rates, and increased competition from foreign and nontraditional banking competitors, and has been characterized principally by the gradual erosion of geographic barriers to intrastate and interstate banking and the gradual expansion of investment and lending authorities for bank institutions.

         Members of Congress and the administration have indicated their intention to consider additional legislation designed to institute reforms to promote the viability of the industry. Certain of the proposals would revise the federal regulatory structure for insured depository institutions; others would affect the nature of products, services, and activities that bank holding companies and their subsidiaries may offer or engage in, and the types of entities that may control depository institutions. There can be no assurance as to whether or in what form any such proposed legislation might be enacted, or what impact such legislation might have upon Suncoast Bancorp.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Suncoast Bancorp's Articles of Incorporation authorize it to issue: (1) up to 10,000,000 common shares, par value $0.01 per share, of which 700,000 shares will be issued pursuant to this offering and 805,000 shares if the over-allotment option granted to the underwriter is exercised in full, and (2) up to 3,000,000 preferred shares, stated par value of $0.01 per share, the rights and preferences of which shall be determined by the board of directors at the time it authorizes the issuance thereof. No other classes of capital stock are authorized.

         As of the date of this prospectus, other than one common share issued to H. R. Foxworthy for the sole purpose of organizing Suncoast Bancorp, no shares of capital stock are issued and outstanding. This share was issued at $1.00 and will be repurchased at cost and cancelled concurrently with the closing of the offering. Other than options to purchase 56,000 common shares to be granted under the Director Stock Option Plan and the Employee Stock Option Plan described elsewhere herein, there are no outstanding options to purchase, warrants for, or securities convertible into, common shares. See "Management - Stock Option Plans."

COMMON SHARES

         All outstanding common shares offered hereby will be validly issued, fully paid and nonassessable. The holders of common shares are entitled to one vote for each share held of record on all matters voted upon by shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, each outstanding common share is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution, or winding up Suncoast Bancorp and is entitled to participate equally in dividends as and when declared by Suncoast Bancorp's board of directors. There are no redemption, sinking fund, conversion, or preemptive rights with respect to the shares of common shares. All common shares have equal rights and preferences.

PREFERRED SHARES

         As of the date of this prospectus, no preferred shares were issued or outstanding. The board of directors is authorized to fix or alter the rights, preferences, privileges and restrictions of any wholly unissued series of preferred shares, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series but not below the number of shares then outstanding. The board of directors, without shareholder approval, can issue preferred shares with the voting and conversion rights described above, which could adversely affect the voting power of the shareholders of common shares. Suncoast Bancorp has no plans at this time to issue any preferred shares. Any such issuance of preferred shares could have the effect of delaying or preventing a change of control.

ANTI-TAKEOVER AND INDEMNIFICATION PROVISIONS

         Suncoast Bancorp's board of directors may authorize the issuance of additional common shares or preferred shares without further action by Suncoast Bancorp's shareholders, unless such action is required in a particular case by applicable laws or regulation. The authority to issue additional common shares or preferred shares provides Suncoast Bancorp with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued common shares or preferred shares may be issued from time to time for any corporate purposes, including share splits, share dividends, employee benefit and compensation plans, acquisitions and public and private sales for cash as a means of raising capital. Such shares could be used to dilute the share ownership of persons seeking to obtain control of Suncoast Bancorp. In addition, the sale of a substantial number of shares of common shares or preferred shares to persons who have an understanding with Suncoast Bancorp concerning the voting of such shares, or the distribution or dividend of common shares or preferred shares to Suncoast Bancorp's shareholders, may have the effect of discouraging or otherwise increasing the cost of unsolicited attempts to acquire control of Suncoast Bancorp. Further, because Suncoast Bancorp's board of directors has the power to determine the voting, conversion or other rights of the preferred shares, the issuance of a series of preferred shares to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of Suncoast Bancorp's incumbent management. Suncoast Bancorp does not currently have any plans or commitments to use its authority to effect any such issuance, but reserves the right to take any action that the board of directors deems to be in the best interests of Suncoast Bancorp and its shareholders.

         Suncoast Bancorp is subject to several provisions under Florida law which may deter or frustrate unsolicited attempts to acquire certain Florida corporations. These statutes, commonly referred to as the "Control Share Act" and the "Fair Price Act," apply to most public corporations organized in Florida unless the corporation has specifically elected to opt out of such provisions. Suncoast Bancorp has not elected to opt out of these provisions. The Fair Price Act generally requires that certain transactions between a public corporation and an affiliate must be approved by two-thirds of the disinterested directors or shareholders, not including those shares beneficially owned by an "interested shareholder". The Control Share Act generally provides that shares of a public corporation acquired in excess of certain specified thresholds will not posses any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. These anti-takeover provisions of Florida law could result in Suncoast Bancorp being less attractive to a potential acquiror and/or result in shareholders receiving less for their shares than otherwise might be available in the event of an unsolicited takeover attempt.

         The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the company. Further, a Florida company is authorized to provide further indemnification or advancement of expenses to any of its directors, officers, employees, or agents, except for acts or omissions which constitute:

         - a violation of the criminal law unless the individual had reasonable cause to believe it was lawful,

         - a transaction in which the individual derived an improper personal benefit,

         - in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable related to payment of dividends or other distributions or repurchases of shares in violation of such Act, or

         - willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder.

         A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

         Suncoast Bancorp's Bylaws provide that Suncoast Bancorp shall indemnify each of its directors and officers to the fullest extent permitted by law, and that the indemnity will include advances for expenses and costs incurred by such director or officer related to any action in regard to which indemnity is permitted. Suncoast Bancorp maintains directors' and officers' liability insurance covering its directors and officers against expenses and liabilities arising from certain actions to which they may become subject by reason of having served in such role. Such insurance is subject to the coverage amounts, exceptions, deductibles and other conditions set forth in the policy. There is no assurance that Suncoast Bancorp will maintain liability insurance for its directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors, officers, or persons controlling Suncoast Bancorp pursuant to the foregoing provisions, Suncoast Bancorp has been informed that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common shares will be Continental Stock Transfer & Trust Co., New York, New York.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, Suncoast Bancorp expects to have 700,000 common shares outstanding and 805,000 if the over-allotment option granted to the underwriter is exercised in full. The 700,000 shares of Suncoast Bancorp's common shares purchased in this offering plus any additional shares sold upon the underwriter's exercise of its over-allotment option have been registered with the

Commission under the Securities Act, and may generally be resold without registration under the Securities Act unless they were acquired by directors or executive officers of Suncoast Bancorp or Suncoast National Bank, or holders of large amounts of outstanding common shares (collectively, "affiliates"). Affiliates of Suncoast Bancorp may generally only sell common shares pursuant to the Commission's Rule 144 or another exemption under the Securities Act.

         In general, under Rule 144 as currently in effect, an affiliate of Suncoast Bancorp may sell common shares within any three-month period in an amount limited to the greater of 1% of the outstanding Company's common shares or the average weekly trading volume in Suncoast Bancorp's common shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about Suncoast Bancorp.

         Suncoast Bancorp and the directors and officers of Suncoast Bancorp and Suncoast National Bank, who are expected to hold an aggregate of approximately 140,000 shares after this offering, have agreed, or will agree, that they will not issue, offer for sale, sell, grant any options for the sale of or otherwise dispose of any shares of common shares held by them or any rights to purchase common shares, without the prior written consent of the underwriter for a period of 180 days from the date of this prospectus. Prior to this offering, there has been no public trading market for the common shares, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the common shares after completion of this offering. Nevertheless, sales of substantial amounts of common shares in the public market could have an adverse effect on prevailing market prices.


                                  UNDERWRITING

         Under the terms and subject to the conditions set forth in the underwriting agreement by and between the underwriter and Suncoast Bancorp (the "Underwriting Agreement"), the underwriter has agreed to purchase from Suncoast Bancorp, and Suncoast Bancorp has agreed to sell to the underwriter 700,000 common shares to be sold in the offering.

         The Underwriting Agreement provides that the obligation of the underwriter to pay for and accept delivery of the common shares is subject to approval of certain matters by its counsel and to various other conditions precedent. The underwriter is obligated to purchase and pay for all common shares offered hereby other than those covered by the over-allotment option described below, if any common shares are purchased.

         The underwriter has advised Suncoast Bancorp that the underwriter proposes to offer the common shares directly to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at such price, less a concession not to exceed $0.70 per share. This amount will be reduced to $0.30 per share with respect to sales of up to 150,000 common shares to certain investors identified by Suncoast Bancorp to the underwriter, in writing, prior to effectiveness of the Registration Statement for the offering. The underwriter may allow, and such selected dealers may reallow, a concession not in excess of $0.38 per share to certain other dealers. After the initial public offering of the common shares, the public offering price, concession, and reallowance to dealers may be changed by the underwriter. The common shares are offered subject to receipt and acceptance by the underwriter and to certain other conditions, including the right of the underwriter to reject orders in whole or in part, and withdraw, cancel, or modify the offer without notice. Suncoast Bancorp expects that the common shares will be ready for delivery on or about June ___, 1999.


         The underwriter has advised Suncoast Bancorp that it does not intend to confirm sales of the common shares offered hereby to any account over which it may exercise discretionary authority.

         Suncoast Bancorp has granted to the underwriter an option, exercisable during the 30-day period beginning on the date of this prospectus, to purchase up to 105,000 additional common shares solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

         Subject to limitations, Suncoast Bancorp and the underwriter have agreed to indemnify each other against certain civil liabilities, including civil liabilities under the Securities Act, or to contribute to payments that Suncoast Bancorp or the underwriter may be required to make in respect thereof.

         At Suncoast Bancorp's request, the underwriter has agreed to reserve up to 150,000 common shares for sale at the public offering price to directors, employees, and other persons having certain business relationships with Suncoast Bancorp or Suncoast National Bank. The number of shares available for sale to the general public will be reduced to the extent that these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriter to the general public on the same basis as the other shares offered hereby.

         The foregoing is a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to a copy of the Underwriting Agreement which is on file as an exhibit to the Registration Statement.

         In connection with the offering of the common shares, the underwriter and selling group members and their respective affiliates may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids effected in accordance with Rule 104 of the Commission's Regulation M. Over-allotment transactions are those transactions in which the underwriter creates a short position for its own account by selling more common shares than it is committed to purchase from Suncoast Bancorp. In such case, to cover all or part of a short position, the underwriter may exercise the over-allotment option described above or may purchase common shares in the open market following completion of the offering. In stabilizing transactions, the underwriter may bid for, and purchase, common shares at a level above that which might otherwise prevail on the open market for the purpose of preventing or retarding a decline in the market price of the common shares. Syndicate covering transactions involve purchases of common shares in the open market after a distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim selling concessions from a syndicate member when the common shares originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions Any of the foregoing transactions may cause the price of the common shares to be higher than it would otherwise be in the absence of such transactions. The underwriter is not required to engage in any of the foregoing transactions, and if commenced, such transactions may be discontinued at any time.

         Each of Suncoast Bancorp, and the directors, executive officers, and existing shareholders of Suncoast Bancorp and Suncoast National Bank has agreed that, without the prior written consent of the underwriter, they will not, for a period of 180 days from the date of this prospectus, subject to limited exceptions, directly or indirectly offer, sell, announce an intention to sell, contract to sell, or otherwise dispose of, any common shares held by them or any securities convertible into or exercisable or exchangeable for the common shares.

         There has been no public trading market for the common shares prior to this offering. Consequently, the initial public offering price for the common shares was determined by negotiations between Suncoast Bancorp and the underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the common shares. In determining such price, consideration was given to several factors, including among them the size of the offering, the market conditions for initial public offerings, the desire that the security being offered be attractive to individuals, the underwriter's experience in dealing with initial public offerings for financial institutions, and other relevant factors. No assurances can be made as to the liquidity of the common shares or that an active and liquid trading market will develop or, if developed, that it will be sustained.


                                 LEGAL OPINIONS

         The legality of the common shares being offered hereby will be passed upon for Suncoast Bancorp by Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., Orlando, Florida. Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Tampa, Florida is acting as counsel for the underwriter in connection with certain legal matters relating to the offering of the common shares.


                                     EXPERTS

         The financial statements of Suncoast Bancorp included in this prospectus have been audited by Hill, Barth & King, Inc., independent public accountants, as indicated in their report with respect thereto. Such financial statements have been included herein and in the Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


                             ADDITIONAL INFORMATION

         Suncoast Bancorp has filed with the Commission a Registration Statement under the Securities Act, with respect to the common shares offered by the Registration Statement. This prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits attached. Certain items were omitted in accordance with the rules and regulations of the Commission. For further information with respect to Suncoast Bancorp and the common shares, reference is made to the Registration Statement and the exhibits filed with it. Anyone can inspect the Registration Statement without charge at the Public Reference Section of the Commission Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Commission's regional offices: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York, 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained upon payment of the required fees. Information contained in this prospectus which refer to a document filed as an exhibit to the Registration Statement are qualified in their entirety by reference to a copy of that document. In addition, Suncoast Bancorp is required to file electronic versions of these documents with the Commission through the Commission's EDGAR system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         Suncoast Bancorp intends to furnish its shareholders with annual reports containing financial statements audited by independent public accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. In additions, as a result of this offering Suncoast Bancorp will be subject to the informational and periodic reporting requirements of the Securities Exchange Act of 1934, and will file annual and quarterly reports with the Commission. Copies of such reports will be made available to Suncoast Bancorp's shareholders.

                              FINANCIAL STATEMENTS

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                                December 31, 1998



                                    CONTENTS

         Independent Auditors' Report............................................................................F-2

         Balance Sheet ..........................................................................................F-3

         Statement of Operations ................................................................................F-4

         Statement of Shareholders' Deficit .....................................................................F-5

         Statement of Cash Flows ................................................................................F-6

         Notes to Financial Statements ..........................................................................F-7

Board of Directors
Suncoast Bancorp, Inc.
Sarasota, Florida

                          Independent Auditors' Report

         We have audited the accompanying balance sheet of Suncoast Bancorp, Inc., formerly known as Community Holdings Corporation (the Company) as of December 31, 1998 and the related statements of operations, shareholders' deficit and cash flows for the period from April 1, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Suncoast Bancorp, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the period from April 1, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note H to the financial statements, the company's ability to continue as a going concern is dependent on approval from the Office of the Comptroller of the Currency for a National Banking Charter and a successful public offering of the Company's common stock. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                           /s/ Hill, Barth & King, Inc.
                                           ------------------------------------
                                           HILL, BARTH & KING, INC.
                                           Certified Public Accountants


Naples, Florida
March 22, 1999

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998



                                                                             March 31,
                                                            December 31,       1999
                                                                1998        (unaudited)
                                                            ------------    -----------
ASSETS

Cash                                                         $   4,774       $  23,325

Prepaid expenses                                                 6,955           6,722
Deferred offering costs                                         48,059          81,403
Equipment - NOTE B                                               1,410          60,112
Loan closing costs - NOTE C                                        396              99
Architect's fees                                                 3,126          11,131
Deposits                                                         6,000           6,000
                                                             ---------       ---------
                                                             $  70,720       $ 188,792
                                                             =========       =========


LIABILITIES AND SHAREHOLDERS' DEFICIT

Liabilities:
   Accounts payable                                          $  53,911       $  63,773
   Loans payable - NOTE D                                      101,188         251,188
   Accrued interest payable                                      1,441           2,163
                                                             ---------       ---------
                       TOTAL LIABILITIES                       156,540         317,124
                                                             ---------       ---------

Shareholders' Deficit:
   Preferred stock, par value $.01 per share,
      3,000,000 shares authorized; 0 shares
      issued and outstanding                                         0               0
   Common stock, par value $.01 per share,
      10,000,000 shares authorized;
      1 share issued and outstanding                                 0               0
   Additional paid-in capital                                        1               1
   Deficit accumulated during the
     development stage                                         (85,821)       (128,333)
                                                             ---------       ---------
                  TOTAL SHAREHOLDERS' DEFICIT                  (85,820)       (128,332)
                                                             ---------       ---------

                                                             $  70,720       $ 188,792
                                                             =========       =========



                 See accompanying notes to financial statements

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
       Period from April 1, 1998 (date of inception) to December 31, 1998




                                                                                  Period ended
                                                                 Period ended       March 31,
                                                                 December 31,         1999
                                                                     1998          (unaudited)
                                                                 -------------    ------------

INCOME                                                             $      0         $       0



EXPENSES

   Automobile expense                                                12,265            17,479
   Consulting fees                                                   42,600            62,549
   Interest expense and loan fees                                     3,367             6,369
   License and permits                                               17,566            18,618
   Other expenses                                                    10,023            23,318
                                                                   --------         ---------
                                       TOTAL EXPENSES                85,821           128,333
                                                                   --------         ---------




                                            NET LOSS               $(85,821)        $(128,333)
                                                                   ========         =========








                 See accompanying notes to financial statements

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                       STATEMENT OF SHAREHOLDERS' DEFICIT
       Period from April 1, 1998 (date of inception) to December 31, 1998


                                                                           Deficit
                                                                         Accumulated                                    Total
                                                     Additional          During the               Total               March 31,
                                      Common          Paid-in            Development           December 31,             1999
                                      Stock           Capital               Stage                  1998              (unaudited)
                                    ---------        ----------          -----------           ------------          -----------

Balance
   April 1, 1998                    $       0        $        0          $         0           $         0           $         0

Proceeds from
   issuance of
   common stock                             0                 1                    0                     1                     1

Net loss                                    0                 0              (85,821)              (85,821)             (128,333)
                                    ---------        ----------          -----------           -----------           -----------
Balance (deficit)
   December 31, 1998                $       0        $        1          $   (85,821)          $   (85,820)          $  (128,332)
                                    =========        ==========          ===========           ===========           ===========








                 See accompanying notes to financial statements

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
       Period from April 1, 1998 (date of inception) to December 31, 1998


                                                                                      Period ended
                                                                    Period ended        March 31,
                                                                    December 31,          1999
                                                                        1998           (unaudited)
                                                                    ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net loss                                                      $ (85,821)        $(128,333)
       Adjustments to reconcile net loss to
         net cash used in operating
         activities:
           Depreciation and amortization                                   866             1,388
           Increase in prepaid expenses                                 (6,955)           (6,722)
           Increase in other assets                                    (57,185)          (98,534)
           Increase in intangible assets                                (1,187)           (1,187)
           Increase in accounts payable                                 53,911            63,773
           Increase in accrued interest
             payable                                                     1,441             2,163
                                                                     ---------         ---------
                      NET CASH USED IN OPERATING ACTIVITIES            (94,930)         (167,452)
                                                                     ---------         ---------


CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of equipment                                            (1,484)         (60,411)
                                                                     ---------         ---------
                      NET CASH USED IN INVESTING ACTIVITIES             (1,484)         (60,411)
                                                                     ---------         ---------


CASH FLOWS FROM FINANCING ACTIVITIES
       Borrowings on short-term notes                                  101,188           251,188
                                                                     ---------         ---------
                  NET CASH PROVIDED BY FINANCING ACTIVITIES            101,188           251,188
                                                                     ---------         ---------


                                       NET INCREASE IN CASH              4,774            23,325

CASH
       Beginning of period                                                   0                 0
                                                                     ---------         ---------
       End of period                                                 $   4,774         $  23,325
                                                                     =========         =========








                 See accompanying notes to financial statements

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:


         Suncoast Bancorp, Inc. formerly known as Community Holdings Corporation (the Company) was incorporated under the laws of the State of Florida on April 1, 1998. The Company's activities to date have been limited to the organization of Suncoast National Bank (the Bank), as well as preparation for a $7,000,000 common stock offering (the Offering). A substantial portion of the proceeds of the Offering will be used by the Company to provide the initial capitalization of the Bank. The company received preliminary approval from the Office of the Comptroller of Currency on January 21, 1999.

Nature of Business:
         The Bank intends to offer a full range of commercial and consumer banking services primarily within the Sarasota, Florida area.

Use of Estimates:
         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs:
         Deferred offering costs consist primarily of legal and accounting fees related to the initial public stock offering and will be offset against the offering proceeds when received.


NOTE B - EQUIPMENT

         Equipment at December 31, 1998 consists of the following:

                  Computer Equipment                                  $ 1,485
                  Less accumulated depreciation                            74
                                                                      -------
                                                        TOTAL         $ 1,410
                                                                      =======

         Depreciation is computed on the straight-line method over the estimated useful lives of the depreciable assets. Depreciation expense was $74 for the period ended December 31, 1998.

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1998


NOTE C - LOAN CLOSING COSTS

         Loan closing costs as of December 31, 1998 consisted of the following:

                           Loan closing costs              $1,187
                           Less accumulated amortization      791
                                                           ------
                                                   TOTAL   $  396
                                                           ======

         Amortization is computed on the straight-line method over the life of the loan. Amortization expense for the period ended December 31, 1998 was $791.

NOTE D - LOANS PAYABLE

         The Company has obtained a $325,000 line of credit payable to a bank, guaranteed by the organizers of the Company to pay organizational and pre-opening expenses of the Bank and the Company. As of December 31, 1998, the Company had borrowed $101,187 under this agreement. The line of credit bears interest at the prime rate plus 1% (9% as of 12/31/98) and varies as prime varies and matures on May 1, 1999. The foregoing line of credit and any unpaid accrued interest will be repaid from the offering proceeds.

NOTE E - INCOME TAXES

         Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The tax effect of the differences that gave rise to a deferred tax asset of $30,037 and corresponding valuation allowance of ($30,037) at December 31, 1998 relate primarily to the capitalization of preoperating start-up costs which are amortized over a five year term from the date operations commence for tax purposes.

NOTE F - COMMITMENTS AND CONTINGENCIES

         The Company has committed to lease 4,000 square feet for its main office location. The lease has a term of 5 years with the option for two 5-year renewals; to begin on the earlier of the date of the certificate of occupancy for the building or the date the bank opens for business. The base annual lease payment is $78,246 plus applicable sales tax; increased annually by 4% on the anniversary date of the lease during the initial term or any option period agreed to under the lease. The Company has also entered into a 36-month closed end lease for an automobile. Lease payments under this lease arrangement are $463 per month.

                             SUNCOAST BANCORP, INC.
                          (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1998


NOTE G - STOCK OPTIONS

         The Board of Directors of the Company has adopted the Suncoast Bancorp, Inc. Director Stock Option Plan and the Suncoast Bancorp, Inc. Employee Stock Option Plan and has reserved 42,000 and 28,000 shares, respectively, of its common stock for issuance under these plans. Under both plans the option price will be no less than the fair market value of the stock on the date of grant. The options may be exercised in whole or in part, with respect to whole shares only, not to exceed 10 years from the date of grant.

NOTE H - GOING CONCERN

         As shown in the accompanying financial statements, the Company incurred a net loss of $85,821 during the development stage, April 1, 1998 (date of inception) to December 31, 1998, and as of that date, the Company's liabilities exceeded its assets by $85,820. The ability of the Company to continue as a going concern is dependent on approval from the Office of the Comptroller of the Currency for a National Banking Charter and a successful public offering of the Company's common stock. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUNCOAST BANCORP, SUNCOAST NATIONAL BANK OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

Prospectus Summary.....................    1
Risk Factors...........................    3
Forward-Looking Statements.............   10
Recent Developments....................   11
Use of Proceeds........................   11
Dividend Policy........................   12
Capitalization.........................   14
Management's Discussion and Analysis or
  Plan of Operation....................   14
Business...............................   15
Management.............................   24
Certain Relationships and Related
  Transactions.........................   32
Security Ownership of Management and
  Certain Beneficial Owners............   33
Supervision and Regulation.............   34
Description of Capital Stock...........   40
Shares Eligible for Future Sale........   42
Underwriting...........................   43
Legal Opinions.........................   45
Experts................................   45
Additional Information.................   45
Index to Financial Statements..........  F-1

                            ------------------------

     UNTIL AUGUST   , 1999 (90 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                    700,000

                             SUNCOAST BANCORP, INC.
                         (SUNCOAST NATIONAL BANK LOGO)

                                 COMMON SHARES
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               ASHTIN KELLY & CO.

                                  MAY   , 1999


------------------------------------------------------
------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0850, Florida Statutes, grants a corporation the power to indemnify its directors, officers, employees, and agents for various expenses incurred resulting from various actions taken by its directors, officers, employees, or agents on behalf of the corporation. In general, if an individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the action was unlawful, then the corporation has the power to indemnify said individual who was or is a party to any proceeding (including, in the absence of an adjudication of liability (unless the court otherwise determines), any proceeding by or in the right of the corporation) against liability expenses, including counsel fees, incurred in connection with such proceeding, including any appeal thereof (and, as to actions by or in the right of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof). To the extent that a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any proceeding, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

         Any indemnification in connection with the foregoing, unless pursuant to a determination by a court, shall be made by the corporation upon a determination that indemnification is proper in the circumstances because the individual has met the applicable standard of conduct. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by the board of directors or such committee; or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, then the directors or the committee shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

         Section 607.0850 also provides that the indemnification and advancement of expenses provided pursuant to that Section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses may not be made if a judgment or other final adjudication established that the individual's actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful); (ii) a transaction from which the individual derived an improper personal benefit;
(iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor in a proceeding by or in the right of a shareholder. Indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, unless otherwise provided when authorized or ratified.

         Section 607.0850 further provides that unless the corporation's articles of incorporation provide otherwise, then notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (i) the individual is entitled to mandatory indemnification under Section 607.0850 (in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses); (ii) the individual is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power under Section 607.0850; or (iii) the individual is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the person met the standard of conduct set forth in Section 607.0850. Further, a corporation is granted the power to purchase and maintain indemnification insurance.

         Article VI of the Bylaws of Suncoast Bancorp, Inc. (the "Company") provide for indemnification of the Company's officers and directors and advancement of expenses. The text of the indemnification provisions contained in the Company's Bylaws is set forth in Exhibit 3.2, to this Registration Statement. Among other things, indemnification is granted to each person who is or was a director, officer or employee of the Company and each person who is or was serving at the request of the Company as a director, officer or employee of another corporation to the full extent authorized by law. Article VI of the Company's Bylaws also sets forth certain conditions in connection with any advancement of expenses and provision by the Company of any other indemnification rights and remedies. The Company also is authorized to purchase insurance on behalf of any person against liability asserted whether or not the Company would have the power to indemnify such person under the Bylaws. Pursuant to such authority, the Company has purchased directors and officers liability insurance although there is no assurance that the Company will maintain such insurance or, if so, the amount of insurance that it will so maintain.

         Pursuant to the Underwriting Agreement, the Company and the underwriters have agreed to indemnify each other under certain circumstances and conditions against and from certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      SEC Registration Fee......................................................... $  2,238

      NASD Filing Fee..............................................................    1,305

      Transfer Agent and Registration Fees.........................................    3,500 *

      Printing and Engraving Expenses..............................................   40,000 *

      Accounting Fees and Expenses.................................................   26,000 *

      Legal Fees and Expenses......................................................   75,000 *

      Blue Sky Fees and Expenses...................................................   16,815

      Miscellaneous................................................................    5,142 *
                                                                                    --------

          Total.................................................................... $170,000
                                                                                    ========


------------------------

*  Estimated


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

         On April 13, 1998, the Company issued one common share to its Chairman of the Board solely to facilitate the organization of the Company. The foregoing sale of the common shares by the Company was exempt from the registration requirements of the Securities Act by operation of Section 4(2) thereof, the provision which exempts private offerings. No underwriter or independent selling agent was used and no compensation or commission was paid in connection with the sale of the common share.

ITEM 27.  EXHIBITS


                EXHIBIT
         (a)    NUMBER                      DESCRIPTION OF EXHIBIT
                ------                      ----------------------

                  1.1      -        Form of Underwriting Agreement *

                  3.1      -        Restated Articles of Incorporation *

                  3.3      -        Bylaws  *

                  4.1      -        See Exhibits 3.1 and 3.2 for provisions of the Restated Articles of
                                    Incorporation and Bylaws of the Company defining rights of holders of the Company's Common Shares

                  4.2      -        Specimen Common Share Certificate *

                  5        -        Form of Legal Opinion of Smith, Mackinnon, Greeley, Bowdoin &
                                    Edwards, P.A. with respect to the validity of the Common Stock being offered hereby *

                  10.1     -        Form of Employment Agreement to be entered into
                                    between the Company and John T. Stafford *

                  10.2     -        Form of Employment Agreement to be entered into
                                    between the Bank and William F. Gnerre *

                  10.3     -        Suncoast Bancorp, Inc. Director Stock Option Plan *

                  10.4     -        Suncoast Bancorp, Inc. Employee Stock Option Plan *

                  10.5     -        Lease Agreement dated August 28, 1998 between
                                    Suncoast Bancorp, Inc. and Palmer Medical Center Ltd. *

                  10.6     -        Line of Credit and related Promissory Note dated April 29, 1998 between American Bank and Community Holdings Corporation *


                  10.7     -        Amended Line of Credit and related
                                    Promissory Note dated May 12, 1999 between
                                    American Bank and Suncoast Bancorp. Inc.

                  21       -        List of subsidiaries of the Company *

                  23.1     -        Consent of Hill, Barth & King, Inc.

                  23.2     -        Consent of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A.
                                    (included in Exhibit 5)

                  24.1     -        Power of Attorney (included in the signature page of the Registration
                                    Statement)

                  27       -        Financial Data Schedule (for SEC use only)


------------------------------------


*        Previously filed.

ITEM 28.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The Registrant will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES



         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment to Registration Statement to be signed in its behalf by the undersigned, in the City of Sarasota, State of Florida, on May 28, 1999.



                                       SUNCOAST BANCORP, INC.

                                       /s/ John T. Stafford
                                       -----------------------------------------
                                       John T. Stafford
                                       President and Chief Executive Officer



                                       /s/ William F. Gnerre
                                       -----------------------------------------
                                       William F. Gnerre
                                       Executive Vice President and Secretary



                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints H.R. Foxworthy and John T. Stafford, for himself and not for one another, and each and either of them and his substitutes, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments to this Registration Statement, including post-effective amendments, and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power of substitution and full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Amendment to Registration Statement was signed by the following persons in the capacities and on the dates stated.


            Signature                                Title                                     Date
            ---------                                -----                                     ----

 /s/ H. R. Foxworthy                                 Chairman of the Board                     May 28, 1999
--------------------------------------------         and Director
H. R. Foxworthy


 /s/ John T. Stafford                                President and Chief Executive             May 28, 1999
--------------------------------------------         Officer and Director
John T. Stafford

 /s/ William F. Gnerre                               Executive Vice President,                 May 28, 1999
--------------------------------------------         Secretary and Director
William F. Gnerre                                    (Principal Financial Officer
                                                     and Principal Accounting Officer)


 /s/ Larry Berberich                                 Director                                  May 28, 1999
--------------------------------------------
Larry Berberich


 /s/ Henry E. Black                                  Director                                  May 28, 1999
--------------------------------------------
Henry E. Black, M.D.


 /s/ James C. Rutledge                               Director                                  May 28, 1999
--------------------------------------------
James C. Rutledge


 /s/ Stanley A. Williams                             Director                                  May 28, 1999
--------------------------------------------
Stanley A. Williams


 /s/ Roy A. Yahraus                                  Director                                  May 28, 1999
--------------------------------------------
Roy A. Yahraus

                                INDEX TO EXHIBITS


                  Exhibit
                  Number                Description of Exhibit
                  ------            ------------------------------

                  1.1      -        Form of Underwriting Agreement *

                  3.1      -        Restated Articles of Incorporation *

                  3.3      -        Bylaws  *

                  4.1      -        See Exhibits 3.1 and 3.2 for provisions of the Restated Articles of
                                    Incorporation and Bylaws of the Company defining rights of holders of the Company's Common Shares

                  4.2      -        Specimen Common Share Certificate *

                  5        -        Form of Legal Opinion of Smith, Mackinnon, Greeley, Bowdoin &
                                    Edwards, P.A. with respect to the validity of the Common Stock being offered hereby *

                  10.1     -        Form of Employment Agreement to be entered into
                                    between the Company and John T. Stafford *

                  10.2     -        Form of Employment Agreement to be entered into
                                    between the Bank and William F. Gnerre *

                  10.3     -        Suncoast Bancorp, Inc. Director Stock Option Plan *

                  10.4     -        Suncoast Bancorp, Inc. Employee Stock Option Plan *

                  10.5     -        Lease Agreement dated August 28, 1998 between
                                    Suncoast Bancorp, Inc. and Palmer Medical Center Ltd. *

                  10.6     -        Line of Credit and related Promissory Note dated April 29, 1998 between American Bank and Community Holdings Corporation *

                  10.7     -        Amended Line of Credit and related Promissory Note dated
                                    May 12, 1999 between American Bank and Suncoast Bancorp, Inc.

                  21       -        List of subsidiaries of the Company *

                  23.1     -        Consent of Hill, Barth & King, Inc.

                  23.2     -        Consent of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A.
                                    (included in Exhibit 5)

                  24.1     -        Power of Attorney (included in the signature page of the Registration
                                    Statement)

                  27       -        Financial Data Schedule (for SEC use only)


------------------------------------

*        Previously filed.